5/6



03050462

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stelco Inc

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 141 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/7/03

stelco

STELCO INC.

ANNUAL REPORT

2002

Proud People Creating Value



Stelco Inc. is Canada's largest and most diversified steel producer. Stelco is involved in all major segments of the steel industry through its integrated steel business, mini-mills, and manufactured products businesses. Stelco has a presence in six Canadian provinces and two states of the United States.

Our Mission

Stelco is a market-driven, technologically advanced group of businesses that are committed to maintaining leadership roles as steel producers and fabricators. These businesses are dedicated to meeting the requirements of their customers and collectively providing an appropriate return for Stelco shareholders. The people in these businesses will achieve these objectives in healthy and safe environments through maximum development of their skills; by the creation and application of innovative process and product technology; through the identification and pursuit of new market opportunities; and by providing superior levels of quality and service.

Our Operating Priorities

- Create and maintain healthy and safe workplaces for our people.
- Preserve and enhance the environment through responsible and environmentally oriented operating practices.
- Maintain our asset base by keeping our operating facilities productive and up-to-date.
- Deliver continually improving levels of quality and service to our customers.
- Maintain close control of costs to ensure our competitiveness.
- Achieve superior levels of output and productivity.

Proud People Creating Value

Stelco's performance improved significantly in 2002 as a gradual recovery in North American steel markets led to improved demand and an increase in selling prices. More importantly, a number of strategic initiatives completed during the year position the Corporation to deliver enhanced shareholder value going forward.

Contents

Financial and Operating Highlights

Years ended December 31, ($ in millions except as indicated*)	2002	2001
Financial		
Net sales	**$ 2,784**	2,561
Operating earnings (loss)	**$ 58**	(164)
Net earnings (loss)	**$ 14**	(178)
Earnings (loss) per common share	***$ 0.04**	(1.74)
Common shareholders' equity	**$ 821**	817
Per common share	***$ 8.03**	7.99
Expenditures for capital assets	**$ 48**	73
Long-term debt/equity – % of total capital	**34/66**	39/61
Operations		
Operating earnings (loss) per ton shipped	***$ 12**	(35)
Average number of employees†	**8,890**	9,278
Production of semi-finished steel – thousands of net tons	**5,149**	4,959
Steel shipments – thousands of net tons	**4,680**	4,690

†Wholly owned business units and wholly owned subsidiaries.

Technology Investments


Capital Investment
($ in millions)
97
98
99
00
252
212
222
148
48

$955 million invested since 1997.

Significant investments in new technologies and facility upgrades over the past six years have generated considerable improvements in [illegible] quality, and reduced costs.

Message to Shareholders

Stelco has emerged from the difficult steel market conditions over the past two and a half years as one of the leading North American steel companies.



James C. Alfano, President and Chief Executive Officer (left), and Frederick H. Telmer, Chairman.

Our financial performance improved significantly in 2002 as a gradual recovery in North American steel markets led to improved demand, particularly in the automotive, residential construction, and appliance sectors. In addition, steel supply in the United States was restricted by mill shutdowns and import restraint measures. This improvement in the North American steel market supply and demand balance resulted in a 9% increase in our average revenue per ton to $595 compared with $546 last year. As a result of this increased revenue and good operating performance, we generated net earnings of $14 million or $0.04 per share in 2002, a considerable improvement over the net loss of $178 million or $1.74 per share last year.

Stelco's investments in technology upgrades of $955 million over the past six years, combined with the expertise and experience of our people, have resulted in expanded capacity, improved quality and customer service, increased sales of higher margin value-added products, significant productivity gains, and reduced costs in all our businesses. As a result, Stelco has emer[illegible] the difficult steel market conditions over the past two and a half years as one of the leading North American steel companies.

A number of strategic initiatives completed in 2002 solidly position Stelco to deliver continued growth and improved performance going forward.

The New Stelco Integrated Steel Business

On January 1, 2003, we restructured our Integrated Steel Business to more fully leverage the significant achievements made over the past six years at our two integrated steel operations. Stelco's two Integrated Steel Businesses at Hamilton and Lake Erie were combined into one Integrated Steel Business with a shared and renewed vision for growth and enhanced financial performance. Operating, sales, and administrative functions were combined to increase efficiency and enhance the effectiveness of the new organization and its people. In addition, the restructuring will inc[illegible] our market presence as a leading North American provider [illegible] products. Going forward, we are confident that



this restructuring will support our key objectives of improved quality and service for our customers, increased returns for our shareholders, and better opportunities for our people to build on their considerable expertise. In conjunction with this restructuring, the following executive appointments were made January 1, 2003: Marcel Francoeur, Senior Vice President, Operations; Bill Missen, Senior Vice President, Commercial; Colin Osborne, Vice President, Stelco Hamilton; and Tim Huxley, Vice President, Corporate Affairs.

The Stelco Integrated Steel Business demonstrated improved performance in 2002. Stelco Lake Erie remains the most efficient and productive integrated steelmaking facility in North America, and generated consistent growth throughout the year while setting a number of production records. Stelco Hamilton benefited from its modernized and competitive front-end steelmaking facilities. The "E" blast furnace set consecutive quarterly production records facilitating the permanent closure of the "D" blast furnace, which will result in further improvements in productivity and costs going forward. Upgrades to Stelco Hamilton's rolling and finishing mills led to significant improvements in quality and service.

We put in place a new four-year labour agreement at Stelco Hamilton, extending to sixteen years the period of labour stability at that operation. The contract will allow us to build on the significant progress we have made in streamlining operations, reducing costs, and enhancing our value-added product capabilities.

Other Key Accomplishments Support Our Strategic Plan

Stelco's two mini-mills, AltaSteel Ltd. and Stelco-McMaster Ltée, are now positioned as growth businesses. AltaSteel is benefiting from the upgrade to its bar mill in 2001 and a new grinding rod heat-treating facility commissioned in the first quarter of 2002. Unfortunately, Stelco-McMaster's growth was interrupted by a five-month strike. The strike ended January 6, 2003 with the ratification of a five-year labour contract that will enable Stelco-McMaster to regain its position as a leading North American mini-mill.

In our Manufactured Products segment, Stelwire Ltd. demonstrated solid growth in 2002, while Stelpipe Ltd. generated increased sales and productivity during the year.

The health and safety of our people and continuous improvement in our environmental performance remain our top operating priorities, and solid gains were made in both areas in 2002.

Early in the year, we signed a long-term, comprehensive collaboration agreement with Kawasaki Steel Corporation, Tokyo, Japan, one of the world's leading steel producers. This strategic partnership will support our technical, product, and market development activities in key markets such as automotive.

We also established a ten-year information technology (IT) services contract with EDS Canada to provide outsourced IT support and development services. Under the agreement, comprehensive new enterprise resource planning systems will be implemented that will generate significant operational efficiencies while further enhancing our commitment to superior customer service.

In addition to growing our business and improving earnings for our shareholders, our strategic plan objectives include maintaining a solid financial position, and progress was achieved in this area in 2002. In January, our balance sheet and cash reserves were strengthened with the successful completion of a $90 million offering of convertible debentures. In addition, our long-term debt to equity ratio improved by five percentage points to 34/66 at year-end 2002.

▷ The restructuring of Stelco's integrated steel business in 2002 will generate maximum operational improvement and [illegible] Stelco's key objectives of improved quality and customer service and [illegible]ced financial performance.



Trade Issues Demand Strong Action

Imports of unfairly priced steel continued to grow, occupying 40% of the total Canadian market in 2002, up from 37% last year. Stelco and other Canadian steel producers are working with government to develop effective remedies for the five products deemed to be injuring Canadian steel producers in the safeguard investigation. We are also addressing the surge in offshore import volume of other products in 2002.

Leadership in Corporate Governance

Stelco believes that good governance practices strengthen the Corporation and enhance shareholder value. As part of assuring Board effectiveness, the Board regularly reviews the skills, competencies, and experiences brought to the boardroom table by our directors. Good governance means a constructive working relationship between the Board and management. Our governance practices extend to strong and active committees that oversee and monitor critical activities and results. Ethical leadership is an important part of the governance philosophy at Stelco. You will find on our website (www.stelco.com) the Stelco Code of Ethics and Business Conduct. This important document sets out some guiding principles with respect to governance throughout the organization. It binds all of us – the employees, the officers, and the directors.

The essence of good governance is identifying and implementing those systems throughout the organization that provide reasonable assurances to investors that their interests are being looked after. This is important at Stelco at every level and is very much part of our "proud people creating value" sentiment. You will find more information on our corporate governance practices in the Management Proxy Circular for the Annual Meeting of shareholders of the Corporation to be held on April 29, 2003.

John Abell, Pierre Choquette, and Helen Sinclair retired as Directors in 2002. We greatly appreciate their valuable contribution. During 2002, we welcomed three new members to the Board of Directors: Courtney Pratt, Gary Lukassen, and Peter Dey.

Outlook

The United States steel industry is undergoing significant consolidation, which we view as a positive development for North American steel companies. The North American economy is forecast to grow steadily in 2003, which will support improved steel demand as the year progresses.

We were very pleased with the progress of our operating and financial performance in 2002, the result of the hard work and dedication of everyone at Stelco, and the continuing successful implementation of our strategic plan. Looking ahead, we are confident that we have strongly positioned the Corporation to meet our ultimate objective – to deliver enhanced value to our shareholders over the long term.



James C. Alfano
President and Chief
Executive Officer



Frederick H. Telmer
Chairman

Hamilton, Canada
January 30, 2003

Operations Review

Operating Highlights

- Stelco Hamilton made considerable progress in streamlining operations, reducing costs, and improving quality and productivity.
- Record annual production was achieved at the Stelco Hamilton "E" blast furnace.
- Annual records were established at Stelco Lake Erie in coke production, ironmaking, steelmaking, and hot strip rolling.
- AltaSteel made excellent progress on its new in-line bar mill and grinding rod heat-treating facilities.



Steel Shipments
(thousands of net tons)
98 99 00 01 02
4,607 4,862 4,684 4,690 4,680



Net Sales
($ in millions)
98 99 00 01 02
3,168 3,101 2,837 2,561 2,784



Production of Semi-Finished Steel
(thousands of net tons)
98 99 00 01 02
5,256 5,217* 5,594 4,959 5,149

*Production reduced by 280,000 tons due to "E" blast furnace reline



Net Earnings (Loss)
($ in millions)
98 99 00 01 02
119 107 4 (178) 14

2002

Net Sales by Product



35%	Hot rolled
28%	Cold rolled/Coated
16%	Rod & Bar
7%	Pipe & Tubular
7%	Wire products
4%	Plate
3%	Other

Customer Sales by Segment



78%	Integrated Steel
7%	Mini-mill
15%	Manufactured Products

1 Integrated Steel Business

Stelco Lake Erie, North America's most efficient integrated steel producer, combines the latest state-of-the-art technologies with a highly skilled and trained workforce to supply North America's highest quality hot rolled sheet steel.

Stelco Hamilton is a modern, competitive steelmaker and producer of value-added steel products.

Company	Products	Net Sales/Shipments						
Stelco Hamilton Hamilton, Ontario	Hot rolled, cold rolled, and coated sheet; plate; bar and rod	Millions of dollars Thousands of tons	2000 2000	1,620 2,560	2001 2001	1,322 2,307	2002 2002	1,504 2,424
Stelco Lake Erie Nanticoke, Ontario	Hot rolled sheet	Millions of dollars Thousands of tons	2000 2000	999 2,077	2001 2001	1,010 2,360	2002 2002	1,121 2,384
CHT Steel Company Inc. Richmond Hill, Ontario	Heat treatment of plate	Millions of dollars Thousands of tons	2000 2000	5 20	2001 2001	5 24	2002 2002	5 22
Stelco USA, Inc. Troy, Michigan	Processing, warehousing, and sale of steel products	Millions of dollars Thousands of tons	2000 2000	127 136	2001 2001	38 42	2002 2002	61 77
Z-Line Company Hamilton, Ontario	Zinc coating of cold rolled steel	Millions of dollars	2000	50	2001	43	2002	45
Baycoat Hamilton, Ontario	Application of paint finishes to rolled steel coils	Millions of dollars	2000	87	2001	81	2002	81
Chisholm Coal Company* Kentucky	Metallurgical coal	Millions of U.S. dollars	2000	28	2001	22	2002	8
Wabush Mines Newfoundland and Quebec	Iron ore	Millions of dollars	2000	287	2001	228	2002	223
Hibbing Mine Minnesota	Iron ore	Millions of U.S. dollars	2000	318	2001	235	2002	298
Eveleth Mines L.L.C. Minnesota	Iron ore	Millions of U.S. dollars	2000	130	2001	151	2002	141
Tilden Mining Company L.C. Michigan	Iron ore	Millions of U.S. dollars	2000	280	2001	250	2002	308

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

*The mine ceased operation in May 2002 when coal reserves became fully depleted.



The new oxy-coal injection system installed at Stelco Hamilton's "E" blast furnace, a technology unique to North America, is generating significant improvements in productivity and fuel efficiency through higher injected fuel rates.



With upgrades and capital investments totaling more than $300 million over the past six years in its ironmaking, steelmaking, and rolling capabilities, Stelco Lake Erie remains North America's most efficient integrated facility. Innovative technologies and equipment, like this new ladle trim station, have resulted in a 38% increase in steelmaking capacity, while enhancements to its reheat furnace and downcoilers generated a 41% increase in hot strip rolling capacity. In addition, employee health and safety has been significantly enhanced.

Employees	% owned	Major Markets
5,097	100	Automotive, steel service centres, appliances, energy, construction, pipe and tube, and wire and wire products
1,407	100	Automotive, pipe and tube, energy, and steel service centres
26	100	Construction, pressure vessel, shipbuilding, and mining
2	100	Automotive
–	60	Automotive and construction
240	50	Construction, agricultural, transportation, appliances, and consumer products
28	100	Steel manufacturing and utilities
720	45	Steel manufacturing
700	15	Steel manufacturing
437	15	Steel manufacturing
777	15	Steel manufacturing

2002 Highlights

Stelco Hamilton made considerable progress during 2002 in reducing costs and enhancing operational efficiencies while increasing customer satisfaction. Significant advances in ironmaking at the upgraded "E" blast furnace, which set an annual production record during the year, allowed for the permanent closing of the "D" blast furnace late in the year. As a result, Stelco Hamilton will be operating at a much lower cost. In addition, a new four-year labour agreement extends labour stability to sixteen years.

Stelco Lake Erie leveraged the significant investments in its steelmaking and rolling capacity to produce another year of strong performance. With the completion of important upgrade and refurbishment programs in 2001, costs were reduced and a number of annual production records were set in 2002, including coke production, ironmaking, steelmaking, and hot strip rolling. Stelco Lake Erie's hot strip mill successfully completed its QS-9000 audit during the year. Quality recognition was received from a number of customers.

Integrated Steel Business

Late in 2002 Stelco combined its two integrated steel operations to form one unified business with a shared and renewed vision for growth and enhanced performance.

Over the past six years, considerable progress has been made at Stelco's integrated steelmaking operations. More than $850 million has been invested in new technologies and facility upgrades, while training and educational programs have produced one of the most experienced and dedicated workforces in the industry.

Stelco Lake Erie has built on its solid position as North America's most efficient integrated steel operation. Recent investments have expanded annual steelmaking capacity 38% to 2.6 million tons, while annual hot strip rolling capacity has grown 41% to 2.85 million tons since 1997.

At Stelco Hamilton, significant advances have been made in streamlining the operation, reducing costs, and enhancing capacity to produce value-added products. Front-end operations have been modernized with the addition of pulverized coal injection technology, a refurbished coke oven battery, a relined and upgraded blast furnace, and improved steelmaking and casting facilities. These investments support major upgrades to the value-added rolling and finishing mills, including a high-quality cold rolling mill, improved bar rolling capabilities, modernized galvanizing facilities, and an upgraded plate mill. As a result, productivity and quality at Stelco Hamilton have improved significantly.

On January 1, 2003, Stelco's two integrated steelmaking operations were restructured into one business with combined operating, sales, and administrative functions. The new Stelco Integrated Steel Business will provide improved quality and service for our customers, increased returns for our shareholders, and better opportunities for our employees to grow and develop.


Semi-finished Steel Production
(thousands of net tons)
97
03 plan
4,334
4,749
Stelco Lake Erie
Stelco Hamilton

In 2003 Stelco Lake Erie, the most efficient integrated steelmaker in North America, is expected to produce approximately 55% of the Integrated Steel Business's semi-finished steel, up from 44% six years ago. At Stelco Hamilton, higher output at the upgraded "E" blast furnace (record production in 2002) and the permanent closing of the "D" blast furnace will result in improved efficiencies and lower cost.



In April 2002, Stelco announced a long-term comprehensive collaboration agreement with Kawasaki Steel Corporation of Tokyo, Japan. In addition to extending the current Technology Consulting Agreement, which has existed since 1990, Stelco and Kawasaki Steel will work closely together in the manufacturing and development of automotive sheet steel. In today's competitive steel markets, the development of world-class technology is an important strategic advantage.



Utilizing such advanced analytical tools as this scanning electron microscope, Stelco's Product Applications group works with our customers on the development of new and advanced high-strength steels for a number of different markets. For example, "Stelbake," Stelco's new bake-hardenable steels, offer up to 70% greater dent resistance at reduced weight, while new tailor welded blank and hydroforming steels support emerging manufacturing technologies.



Making use of sophisticated technologies like this Image Analysis system, Stelco's metallurgical labs are able to provide up-to-date and real-time information and specifications to customers to assist them to evaluate where Stelco's steel products can be applied in new and innovative ways. As a testament to its success, Stelco was recently rated by a major automobile manufacturer as North America's top integrated sheet steel supplier of automotive exposed, zinc-coated outer body panels.

Stelco has developed a new generation of *microalloyed spring steel grades to address* requirements for lighter and more compact automotive suspension systems. Testing is an essential element in the development of any new product, and Stelco works closely with its customers to ensure their needs are met.



2 Mini-mill

AltaSteel Ltd., North America's first mini-mill, produces carbon steel bars for mining, oil and gas, agricultural, automotive, machinery, forging, and construction customers throughout North America.

Stelco-McMaster Ltée is a major supplier of special bar quality flats for manufacturers of automotive leaf springs and cold drawing, rail anchors and track spikes, rebar for construction use, and merchant bar quality rounds and flats distributed through steel service centres.

Company	Products	Net Sales/Shipments						
Stelco-McMaster Ltée Contrecoeur, Quebec	Billets, special quality bar products, reinforcing bars, and merchant bars	Millions of dollars Thousands of tons	2000 2000	196 536	2001 2001	195 566	2002 2002	124 345
AltaSteel Ltd. Edmonton, Alberta	Special quality bars, merchant bars, and grinding rods	Millions of dollars Thousands of tons	2000 2000	117 242	2001 2001	117 229	2002 2002	133 252
Fers et Métaux Recyclés Ltée Quebec and New Brunswick	Scrap processing	Millions of dollars	2000	57	2001	40	2002	25
GenAlta Recycling Inc. Alberta	Scrap processing	Millions of dollars	2000	2	2001	6	2002	5

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.



Stelco-McMaster completed a number of enhancements to its steelmaking operations in 2002 that improved energy utilization and product quality while reducing cycle time. Efforts also continue to maximize the efficiency and throughput at Stelco-McMaster's new bar mill commissioned in 2001.



The completion of AltaSteel's upgraded, state-of-the-art bar mill in 2001 has expanded rolling capacity by more than 30% while significantly enhancing product quality and size tolerance. In addition, with the commissioning of new grinding rod heat-treating equipment in the first quarter of 2002, these important technology investments have enhanced AltaSteel's ability to meet strong global demand for its high-carbon, heat-treated grinding rods used in mining applications. The patented grinding rods produced by AltaSteel have become the leading product in its class in the world. Marketing initiatives were successfully begun in South America, Europe, and other regions during 2002 to expand sales opportunities for this unique product.

Employees	% owned	Major Markets
412	100	Automotive, construction, mining, transportation, and steel service centres
370	100	Mining, manufacturing, energy, construction, and steel service centres
39	50	Steel manufacturing and non-ferrous refining and processing
6	50	Steel manufacturing and non-ferrous refining and processing

2002 Highlights

AltaSteel continued its strong track record of growth and financial performance in 2002, progress supported by the completion of its new bar mill in 2001 and its new heat-treating facility early in 2002. Significant efforts in product development resulted in AltaSteel's heat-treated grinding rod becoming the world's leading product in its class for the mining industry.

With the commissioning of its new bar mill in 2001, Stelco-McMaster achieved strong monthly production levels through the first half of the year while new and increased orders for its specialty bar products were received from its automotive and other customers. A strike, which began on August 1, 2002, was settled on January 6, 2003 with a new five-year labour contract.

3 Manufactured Products

Stelco's specialty wire operations consist of Stelwire Ltd., Canada's largest manufacturer of steel wire products, and Stelfil Ltée, a producer of low- and high-carbon wire in a variety of finishes.

Stelpipe Ltd., one of North America's highest quality pipe and tube manufacturers, produces products in diameters from 0.5 to 8.625 inches. Welland Pipe Ltd. manufactures large-diameter pipe up to 60 inches in diameter primarily for the oil and gas industry. Camrose Pipe Company supplies both small- and large-diameter pipe to the same markets.

Company	Products	Net Sales/Shipments						
Stelwire Ltd. Hamilton, Ontario	Wire and nails	Millions of dollars Thousands of tons	2000 2000	137 166	2001 2001	111 135	2002 2002	141 170
Stelfil Ltée Lachine, Quebec	Wire and wire products	Millions of dollars Thousands of tons	2000 2000	83 84	2001 2001	79 82	2002 2002	67 74
Stelpipe Ltd. Welland, Ontario	Tubular products ranging in diameter from 0.5 inches to 8.625 inches	Millions of dollars Thousands of tons	2000 2000	123 144	2001 2001	135 160	2002 2002	138 151
Welland Pipe Ltd. Welland, Ontario	Large-diameter transmission pipe for the oil and gas industry	Millions of dollars Thousands of tons	2000 2000	78 80	2001 2001	49 38	2002 2002	28 27
Camrose Pipe Company Camrose, Alberta	Large- and small-diameter pipe for the oil and gas industry	Millions of dollars Thousands of tons	2000 2000	66 77	2001 2001	72 76	2002 2002	53 35
MOLY-COP Canada Kamloops, B.C.	Forged grinding balls for the mining and mineral industry	Millions of dollars Thousands of tons	2000 2000	52 83	2001 2001	67 106	2002 2002	71 105
D.C. Chrome Limited Stoney Creek, Ontario	Metal plating and finishing	Millions of dollars	2000	4	2001	3	2002	3

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.



An innovative approach to operator training was initiated at Stelpipe in 2002. Training is an important and ongoing activity throughout the Corporation, and by consistently upgrading the skills of its people, Stelco will build on the solid progress made in productivity and efficiency.



With value-added downstream manufacturing and processing businesses utilizing its own steel products, Stelco is North America's most diversified steelmaker and a leading producer of value-added products for a number of markets and industries. Shown here is the new zinc shot dissolution reactor commissioned early in 2002 at Stelfil, one of the Corporation's wire and wire products facilities. This new technology has generated significant improvements in health and safety while reducing maintenance and operating costs.

Employees	% owned	Major Markets
429	100	Automotive, agricultural, construction, and general manufacturing
281	100	Construction, telecommunications, hydro transmission, recycling, and general manufacturing
497	100	Plumbing and heating, energy, construction, automotive, and mining
116	100	Oil and gas transmission
175	40	Oil and gas collection and transmission
63	50	Mining and minerals
23	50	Steel mill services

2002 Highlights

Stelwire grew its sales and improved its financial performance significantly in 2002. In addition, health and safety was enhanced while maintenance and overall operating costs were reduced. In November 2002, Stelfil received quality recognition from the Quebec Government in the category "Major Manufacturing Companies" as part of the "Grands Prix québécois de la qualité."

Stelpipe successfully expanded its presence in new niche automotive markets with the development of high-quality "sta-tubes" for various applications while growing its penetration in traditional oil and gas markets.

Health, Safety and Environment

The health and safety of our employees and enhancement of the environment are Stelco's top operating priorities. We are committed to continued leadership in these areas.

Health and Safety

Numerous initiatives were completed in 2002 that will support continuous improvement in reducing accident frequency and severity and will help us meet our goal of Accident Free Steel.

For example, through an innovative redesign of an unloading area, Stelco-McMaster has significantly reduced and controlled emissions from its steelmaking facility, improving health and safety as well as environmental performance. Efforts are continuing to improve ergonomics at all Stelco operations through innovative work practices and equipment redesign. AltaSteel completed a major project in their steelmaking scrap handling facility that demonstrates this commitment. Crane operators have been removed from the overhead crane cab and relocated to an air-conditioned pulpit fitted with ergonomically designed remote controls. Additionally, a focus on ergonomic cab design for lift trucks and mobile equipment is resulting in an improved environment for the operators. An emphasis on workplace safety awareness and training is an important component of our improvement program.

Environmental Performance

Initiatives to enhance environmental performance improve the quality of life within our communities and help sustain the business. In 2002, both Stelco Hamilton and Stelco Lake Erie successfully maintained ISO 14001 certification as a result of positive assessments from external third party audits of their environmental management systems.

In 2002, Stelco completed a number of projects and initiatives. For example, Stelco Lake Erie reduced emissions of smog precursors and greenhouse gases by economizing fuel rates in three reheat furnaces. At Stelco Hamilton, the installation of a redesigned sinter plant fan impeller conserves energy and reduces emissions of smog precursors and greenhouse gases. AltaSteel focused on waste reduction, and as a result is sending its spent ladle refractory, previously considered waste, to a recycling company for use as a liming material for applications such as amending acidic farm soils. Stelpipe achieved savings of approximately $100,000 annually by recycling its spent hydrochloric acid as opposed to disposing of it as a waste. In addition, Stelpipe completed the replacement of all its PCB-filled transformers thereby minimizing environmental risk.

Stelco was honoured in 2002 with the Canada Climate Change Voluntary Challenge Registry's Leadership Award for displaying extraordinary commitment, action, and leadership towards the voluntary reduction of Greenhouse Gas Emissions.



Stelco Lake Erie is focused on continuous improvements in its environmental performance. Several studies in this past year focused on the energy efficiency of its hot strip mill reheat furnaces, resulting in improved energy consumption and significant reductions in smog precursor and greenhouse gas emissions.

Research and Development



1

Stelco provides its customers with important product application support with advanced analytical tools, including computer aided design and finite element analysis modeling. These initiatives are helping Stelco's automotive customers increase the effectiveness of steel, allowing them to build stronger and safer vehicles while achieving weight and cost reductions.



3

Stelco is developing innovative approaches to galvanizing technologies to support continuous product improvement and advanced new high-strength steel development. These efforts are being undertaken in partnership with the McMaster University Steel Research Centre and a major international zinc producer.



2

Research and development activities continue to develop tomorrow's steel products while enhancing productivity and quality from the technology and modernization investments in Stelco Hamilton's finishing mills.



4

Working closely with its customers, Stelco's R&D department supports the implementation of new steels and applications in the automotive marketplace. This early vendor involvement (EVI) has resulted in a number of new product introductions, including new higher-strength structural steels and greater dent resistant, bake-hardenable steel for exposed door panels.

Financial Review



The purpose of this Management's Discussion and Analysis (MD&A) is to provide Stelco management's commentary on the Corporation's financial situation and future prospects. The discussion focuses on the Corporation's three reportable segments: Integrated Steel, Mini-mill, and Manufactured Products. This discussion of the Corporation's business may include forward-looking information with respect to the Corporation, including its business, operations, and strategies, as well as its financial performance and conditions. Such statements can generally be identified by the use of forward-looking words such as, "may," "will," "expect," or similar variations. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in this MD&A, which should be read in conjunction with the consolidated statements contained in this Annual Report.

Income Summary

Stelco Inc. ($ in millions, except as indicated*)	2002	2001	Favourable (Unfavourable)	Percent
Net sales	**$ 2,784**	$ 2,561	$ 223	9%
Costs	**2,598**	2,593	(5)	–
Amortization of property, plant, and equipment	**128**	132	4	3%
Operating earnings (loss)	**$ 58**	$ (164)	$ 222	–
Earnings per Share	***$ 0.04**	*$ (1.74)	*$ 1.78	–
Tons shipped (thousands of net tons)	**4,680**	4,690	(10)	–
Average revenue per ton	**$ 595**	$ 546	$ 49	9%
Cost per ton	**$ 555**	$ 553	$ (2)	–
Semi-finished steel production (thousands of net tons)	**5,149**	4,959	190	4%

2002 was a year of significant recovery in the North American steel market from the depressed conditions in 2001. Demand improved in the consumer segments of the market, led by the automotive industry, which increased its North American vehicle build to 16.4 million units, up 6% from 2001. The residential housing and appliance markets were also strong. Steel demand in the capital goods sector and oil and gas industry remained weak throughout 2002. An improved North American steel supply/demand balance, as a result of reduced U.S. mill output and import restraints with the U.S. 201 tariff imposition, supported significant spot market price recovery from the 20-year lows in 2001. In addition, contract price increases were also achieved.

Operating Income (Loss)
($ in millions)



97	98	99	00	01	02
260	**209**	**194**	**50**	**(164)**	**58**

Average Revenue
($ per ton)



97	98	99	00	01	02
654	**688**	**638**	**606**	**546**	**595**

Annual 2002 semi-finished steel production of 5,149,000 tons was 4% higher than 2001 due to an annual production record at Stelco Lake Erie and increased production at Stelco Hamilton, partially offset by the strike at Stelco-McMaster Ltée.

Net sales and average revenue per ton improved in 2002 due to higher selling prices, a higher-value-added mix of sales, and stronger demand. The strike at Stelco-McMaster Ltée had a negative impact on net sales.

Cost per ton was slightly higher in 2002 mainly due to:

- a higher-value-added mix of sales
- the Stelco-McMaster strike
- higher input costs, particularly electricity and scrap
- higher labour costs due to the Stelco Hamilton labour contract;

partially offset by:

- lower natural gas prices
- quality and productivity improvements
- cost reduction initiatives.

Amortization of property, plant, and equipment decreased by 3% compared with 2001, due to certain assets becoming fully depreciated.

Interest on long-term debt declined to $43 million from $49 million in 2001. Average long-term debt outstanding in 2002 was lower than in 2001 as a result of regularly scheduled principal payments exceeding new borrowings and from the repayment of the PCI term loan. Other interest – net, an expense of $6 million in 2002, compared with an expense of $4 million in 2001, reflected lower cash and cash equivalents balances and increased usage of the Corporation's operating lines of credit in 2002.

Included in 2002 operating earnings was a net gain of $9 million after-tax ($0.09 per common share) due to the permanent shut-down of "D" blast furnace at Stelco Hamilton resulting in an adjustment to the Corporation's provision for future blast furnace relines net of charges associated with this shutdown. In addition, there was a non-cash credit to earnings of $8 million ($0.08 per common share) as described below under Income tax.

Income tax includes Canadian federal and provincial income taxes, as well as the Canadian Large Corporation Tax, and federal and state income taxes pertaining to the Corporation's activities in the United States. An income tax net recovery of $5 million was recorded in 2002 versus a recovery of $39 million in 2001, including the effects of changes in Ontario tax rates in both years as described below. The components of consolidated income taxes for 2002 and 2001 are presented in Note 2 to the consolidated financial statements.

No dividends were declared in 2002 or 2001. On February 1, 2001, $3 million in common share dividends were paid relating to a dividend declared in December 2000.

On January 21, 2002, the Corporation issued $90 million of 9.50% Convertible Unsecured Subordinated Debentures due February 1, 2007. The debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. The proceeds of the sale of debentures were used for general corporate purposes, including the repayment of short-term debt.

At year-end, the Corporation's net short-term debt position (bank indebtedness net of cash and cash equivalents) was $78 million compared with $35 million at the end of 2001. The increase was primarily due to higher working capital requirements, the repayment of long-term debt, and expenditures for capital assets, partially offset by cash flow from operating activities and the proceeds from the convertible debenture issue.

In February 2002, Stelco Inc. announced it had entered into a ten-year agreement with EDS Canada (EDS), effective April 1, 2002, whereby EDS will provide information technology support and development services at most of Stelco's locations in Canada. Under the agreement, EDS will also implement new enterprise resource planning (ERP) systems for Stelco's order flow, maintenance, procurement, human resources, and finance functions.

Income tax

In May 2001, the Government of Ontario announced corporate income tax rate reductions of 1% per year for the taxation years 2002 to 2005, inclusive. Applying Canadian generally accepted accounting principles (GAAP), the Corporation adjusted the amount of its net future income tax asset to reflect the reduction in the Ontario corporate tax rate. At that time, the net future tax asset was reduced by $27 million, resulting in a non-cash charge to earnings in the same amount ($0.26 per common share). In June 2002, the Ontario Government announced that the planned rate reductions were being delayed one year beginning in 2003. In fourth quarter 2002, when the delayed rate reduction was substantively enacted, the net future tax asset was increased by $8 million, resulting in a non-cash credit to earnings in the same amount ($0.08 per common share). The income tax rate reduction will have a positive impact on cash flow in future years as future earnings will be taxed at the lower tax rates.

Segmented Information

The three reportable segments of Stelco's business are Integrated Steel, Mini-mill, and Manufactured Products. Results of operations for these segments for 2002 and 2001 are summarized in the tables under each segmented section.

Integrated Steel segment

The Integrated Steel segment of the Corporation comprises those businesses that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie integrated steel plants and their raw material properties. Entities included in this segment are described on pages 6 to 9 of this report.

The primary markets served by this segment are automotive, transportation, construction, manufacturing, and pipe and tubular manufacturers; steel service centres; and steel fabricators. The segment provides a significant quantity of steel required by Stelco's Manufactured Products segment.

On July 30, 2002, Stelco Hamilton's hourly employees ratified a new four-year labour contract.

Effective January 1, 2003, Stelco Inc. announced a restructuring of its two integrated steel operations located in Hamilton, Ontario, and Nanticoke, Ontario, into one business named Stelco Integrated Steel Business. It consists of Stelco's two integrated steel plants, Stelco Hamilton (formerly Hilton Works), and Stelco Lake Erie (formerly Lake Erie Steel Company).

($ in millions)	2002	2001	Favourable (Unfavourable)	Percent
Net sales	**$ 2,336**	$ 2,070	$ 266	13%
Costs	**2,169**	2,124	(45)	(2%)
Amortization of property, plant, and equipment	**116**	121	5	4%
Operating earnings (loss)	**$ 51**	$ (175)	$ 226	–
Tons shipped (thousands of net tons)	**4,126**	4,021	105	3%
Average revenue per ton*	**$ 573**	$ 522	$ 51	10%
Cost per ton	**$ 526**	$ 528	$ 2	–
Semi-finished steel production (thousands of net tons)				
Stelco Hamilton	**1,921**	1,662	259	16%
Stelco Lake Erie	**2,594**	2,441	153	6%
Total	**4,515**	4,103	412	10%

*Excluding intersegment sales

Net sales

North American demand for steel products sold by this segment increased in 2002 from the reduced levels experienced in 2001. Apparent Canadian steel consumption in 2002 increased by 4% to 17.4 million tons compared with 16.7 million tons in 2001. Shipments of integrated steel products increased, principally due to strong demand, particularly from consumer markets: automotive, housing, and appliances. The Integrated Steel segment's 13% increase in net sales was due to higher selling prices and increased hot rolled and coated sales. The increase in average revenue per ton of $51 or 10% was primarily due to higher selling prices and a higher-value-added mix of sales.


Apparent Canadian Steel Consumption
(millions of net tons)
98 99 00 01 02
17.7 18.0 19.6 16.7 17.4

Production and costs

Stelco Hamilton "E" blast furnace produced at a record rate for the year, resulting in increased productivity and lower costs, and facilitating the permanent closure of "D" blast furnace in 2002. This permanent closure resulted in a non-cash net gain of $14 million pre-tax principally related to the reversal of expenses that had previously been accrued for a future "D" furnace reline net of certain charges associated with the furnace shutdown. Iron production at Stelco Hamilton will now be concentrated on the improved "E" blast furnace.

Records established in 2002 included:

- annual production records at the Stelco Lake Erie coke ovens, ironmaking, steelmaking, and hot strip mill facilities
- annual production record at the Stelco Hamilton "E" blast furnace.

Cost per ton was down slightly in 2002 mainly due to:

- quality and productivity improvements
- lower natural gas prices
- cost reduction initiatives;

partially offset by:

- a higher-value-added mix of sales
- higher input costs, particularly electricity and scrap
- higher labour costs due to the Stelco Hamilton labour contract
- reduced rod mill production due to the Stelco-McMaster strike disrupting billet supply.

Operating earnings (loss)

The increase in operating earnings of $226 million was primarily due to increased sales and lower cost-per-ton performance.

Mini-mill segment

The Mini-mill segment of the Corporation includes Stelco-McMaster Ltée and AltaSteel Ltd., located in Contrecoeur, Quebec, and Edmonton, Alberta, respectively. These wholly owned subsidiaries comprise electric arc steelmaking, billet casting, bar rolling and grinding rod heat treating facilities, and have combined steelmaking capacity of approximately 1,000,000 tons. This segment also includes the respective mini-mills' 50%-owned metal recyclers, Fers et Métaux Recyclés Ltée and GenAlta Recycling Inc. The primary markets served by this segment are automotive, construction, oil and gas, mining, manufacturing, and steel service centres. Entities included in this segment are highlighted on pages 10 and 11 of this report.

($ in millions)	2002	2001	Favourable (Unfavourable)	Percent
Net sales	$ **257**	$ 315	$ (58)	(18%)
Costs	**235**	282	47	17%
Amortization of property, plant, and equipment	**8**	7	(1)	(14%)
Operating earnings	$ **14**	$ 26	$ (12)	(46%)
Tons shipped (thousands of net tons)	**597**	794	(197)	(25%)
Average revenue per ton*	$ **461**	$ 420	$ 41	10%
Cost per ton	$ **394**	$ 355	$ (39)	(11%)
Semi-finished steel production (thousands of net tons)				
Stelco-McMaster Ltée	**354**	584	(230)	(39%)
AltaSteel Ltd.	**280**	272	8	3%
Total	**634**	856	(222)	(26%)

*Excluding intersegment sales

A strike that began at Stelco-McMaster on August 1, 2002, ended with the ratification of a new five-year labour agreement on January 6, 2003. Stelco-McMaster is returning to normal operations with good customer support for order load.

The decrease in net sales and shipments was primarily due to the strike at Stelco-McMaster, partially offset by increased shipments at AltaSteel.

Increases in average revenue and average cost per ton were mainly due to the higher percentage of AltaSteel sales due to the strike at Stelco-McMaster.

The decrease in operating earnings of $12 million was primarily due to the strike at Stelco-McMaster.

During fourth quarter 2002, the new in-line bar mill at AltaSteel set a monthly production record. The grinding rod heat-treat facility commissioned in the second quarter 2002 is now operating at its design capacity.

Manufactured Products segment

The Manufactured Products segment of the Corporation includes businesses, both wholly and partially owned, involved in the manufacturing of value-added steel products. Products manufactured by this segment include a wide variety of wire and wire products, small- and large-diameter pipe and tubular products, and grinding balls. Further information on the entities comprising this segment may be found on pages 12 and 13 of this report.

($ in millions)	2002	2001	Favourable (Unfavourable)	Percent
Net sales	$ **429**	$ 434	$ (5)	(1%)
Costs	**432**	445	13	3%
Amortization of property, plant, and equipment	**4**	4	–	–
Operating (loss)	$ **(7)**	$ (15)	$ 8	53%
Tons shipped (thousands of net tons)	**486**	496	(10)	(2%)
Average revenue per ton*	$ **881**	$ 871	$ 10	1%
Cost per ton	$ **889**	$ 897	$ 8	1%

*Excluding intersegment sales

The decrease in net sales and shipments was primarily due to lower large-diameter pipe sales, partially offset by higher sales at Stelwire Ltd.

The reduction in the operating loss of $8 million resulted from the positive effect on costs of certain pension adjustments made in 2002.

Stelwire's Burlington Works completed six years without a lost-time accident.

Liquidity and Capital Resources

A summary of liquidity-related data is provided as follows.

December 31 ($ in millions)	2002	2001
Cash and cash equivalents	**$ 67**	$ 41
Available lines of credit	**308**	313
Lines of credit drawn down	**145**	76
Long-term debt/equity as a percent of total capital	**34/66**	39/61
Net debt/equity as a percent of total capital	**38/62**	41/59

Convertible debentures issued in first quarter 2002 have been included in shareholders' equity.

Operating activities

Operating earnings, adjusted for items not affecting cash, provided $134 million in cash in 2002, compared with a cash outflow of $78 million 2001, with the improvement being mainly due to higher earnings. Amounts arising from adjustments to income tax rates relate to future income taxes and are non-cash items. The impact of the shutdown of "D" blast furnace at Stelco Hamilton in third quarter 2002 is a non-cash item and is deducted from net earnings for purposes of cash flow analysis.

Changes in operating elements of working capital impacted cash flow as shown in the following table.

($ in millions)	2002	2001
Cash provided by (used for)		
Accounts receivable	**$ (35)**	$ 37
Inventories	**(91)**	102
Accounts payable and accrued	**(14)**	(2)
Other	**(4)**	13
Total	**$ (144)**	$ 150

The increase in accounts receivable reflects a 14% increase in net sales in fourth quarter 2002 compared to the same quarter of 2001.

The increase in inventories is mainly due to an increase in higher valued steel inventory and raw material.

Investing activities

On July 31, 2002, the Corporation exercised an option to pay in full the remaining term loan on the pulverized coal injection facility at Stelco Hamilton (see Financing activities). An amount of $8 million that was held in escrow under the financing agreement was returned to Stelco as a result of this payment.

Expenditures for capital assets in 2002 were $48 million compared with $73 million in 2001. Both years included expenditures for equipment purchases for Phase II of the Stelco Lake Erie hot strip mill upgrade, and for the new in-line bar mill and heat-treat facility at AltaSteel Ltd. In July 2002, Stelpipe Ltd. completed a transaction whereby it exercised an option to purchase the stretch reduction mill (SRM) asset for approximately $8 million. This transaction is included in 2002 expenditures for capital assets. The SRM had been leased under an operating lease since 1992 at an annual cost of approximately $12 million. The purchased asset is being amortized over 10 years, beginning July 2002.

Capital expenditures on the Corporation's development of new enterprise resource planning systems are being directly financed with the vendor under the agreement with EDS Canada. Due to the nature of this financing arrangement, the spending to December 31, 2002 on the project of $19 million is not reported as a direct cash outflow and is not included in either Investing or Financing activities.

During 2001, $21 million was realized on various sale and leaseback transactions. No sale and leaseback activities took place in 2002.

Financing activities

Bank indebtedness increased by $69 million in 2002 primarily due to higher working capital requirements, the repayment of long-term debt, and expenditures for capital assets, partially offset by cash flow from operating activities and the proceeds from the convertible debenture issue. In 2001, bank indebtedness increased by $33 million due to capital spending and debt repayment.

The majority of long-term debt issued in both years has been for the bar mill modernization project and the new grinding rod heat-treat facility at AltaSteel.

Reduction of long-term debt was $87 million in 2002 compared with $70 million in 2001. Included in both years were scheduled repayments of various debt issues and, in 2002, the unscheduled repayment of the loan for the pulverized coal injection facility at Stelco Hamilton. A summary of the debt repayment is as follows:

($ in millions)	2002	2001
Notes payable	**$ 30**	$ 30
Term loans	**34**	30
Debt of proportionately consolidated joint ventures	**23**	10

The increase in 2002 repayments versus 2001 primarily reflects the Corporation's exercise, on July 31, 2002, of an option to pay off the remaining term loan of $13 million on the pulverized coal injection facility at Stelco Hamilton.

In 2001, no common shares were acquired for cancellation under the normal course issuer bid that expired on March 15 of that year.

In January 2002, net proceeds of $87 million were obtained from the issue of convertible debentures.

No dividends were declared in 2002 or 2001. On February 1, 2001, $3 million in common share dividends were paid relating to a dividend declared in December 2000.


Long-term Debt
($ in millions)
97 98 99 00 01 02
543 534 640 578 527 473

Risks and Uncertainties

Steel supply and prices

Among the most significant issues facing the North American steel industry are excess global steelmaking capacity and low import steel prices. One factor driving low prices has been the entry of unfairly priced steel products into Canada. The international oversupply of steel has resulted in a continuation of unfairly priced imports entering the Canadian market during 2002.

Specific details of trade-related developments and activities are described under the heading Trade.


Imports Share of Apparent Canadian Consumption (% of total)
98 99 00 01 02
42 38 44 37 40

Cyclicality of the North American steel industry

The North American steel industry is cyclical in nature and is sensitive to general economic conditions. The financial performance of companies in the steel industry is generally affected by macroeconomic fluctuations in the United States, Canadian, and global economies. The Corporation is particularly sensitive to trends in cyclical industries, such as automotive, construction, and oil and gas, which are significant markets for the Corporation's products.

Market conditions for steel products in North America were difficult from the third quarter of 2000 until the second quarter of 2002. A significant portion of the Corporation's sales is dependent upon the automotive industry. For the period 1999 to 2002, sales to the automotive industry represented approximately 40% of the Corporation's net sales.

In 2002, the increase in sales was mainly due to higher selling prices, with stronger demand, particularly from consumer markets: automotive, housing, and appliances. Steel market demand and prices in 2003 will depend on general economic activity and steel supply factors.


North American Automotive Production (millions of units)
98 99 00 01 02
15.6 17.0 17.2 15.5 16.4

Restructuring activity

In recent years, many North American steel companies have sought creditor protection. Upon emergence from bankruptcy protection, these companies, or the new entities that purchase the facilities of these companies through the bankruptcy process, have been relieved of certain debt, labour, retiree, environmental, and other obligations. As a result, these companies are able to operate with lower costs than prior to bankruptcy protection.

Variability of operating results

The Corporation's operational and financial results may fluctuate substantially, due not only to the cyclicality of the steel industry, but also due to other factors such as specific product competition, operating performance, uncontrollable increases in prices of raw materials and utilities, and difficulties or delays in capital projects. The Corporation experienced a prolonged period of low selling prices for its steel products contributing to seven successive quarters of losses beginning in third quarter 2000 through first quarter 2002. Selling prices rebounded in the second half of 2002.

Currency fluctuations

The Corporation is a net purchaser of U.S. dollars with U.S.-dollar denominated purchases of raw materials, supplies, and equipment exceeding U.S. dollar receipts from sales.

As a net purchaser of U.S. funds, the Corporation is negatively affected by a weak Canadian currency. However, this is somewhat offset by the favourable effect of a weak Canadian dollar on the Corporation's competitive position, as well as the competitiveness of its Canadian customers, over U.S.-based counterparts.


Purchases of U.S. Dollars
($ in millions)
98 99 00 01 02
300 253 284 248 234
Average U.S. Exchange Rate
($)
98 99 00 01 02
0.6743 0.6730 0.6733 0.6458 0.6368

Operating lines of credit and interest rates

The Corporation's operating lines of credit ($308 million at December 31, 2002) are subject to periodic renewal in the next 24 months, including the line of credit at Stelco Inc. ($250 million), which expires in September 2004. The Corporation's operating lines of credit are made available at floating rates of interest. With the current level of the Corporation's debt load, and at current interest rates, there is no abnormal interest rate risk for the Corporation. If the Bank of Canada raises interest rates significantly, the Corporation's interest expense on its floating rate indebtedness will increase.

Labour matters

The Corporation and its wholly owned subsidiaries are party to 10 collective agreements with trade unions representing approximately 75% of the Corporation's employees. The agreements are limited to single plants. Three labour agreements expired in 2002 and two were renegotiated prior to expiration. A strike began at Stelco-McMaster on August 1, 2002, and ended with the ratification of a new five-year labour agreement on January 6, 2003. The impact of the new agreements, where material, and the effect of the Stelco-McMaster work stoppage are discussed in the segmented information section of the MD&A. No assurance can be given that labour difficulties at any of the Corporation's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

Employee future benefits

The Corporation, its subsidiaries and joint ventures, participate in a number of employee future benefit arrangements (principally pensions and health care) in Canada and the United States. As stated in Note 1 on page 34 "Summary of Significant Accounting Policies" regarding Employee Future Benefits, the cost of these benefits recognized in the financial statements is computed on an actuarial basis using management's best estimate of investment yields, discount rates, salary escalation, health care cost trends, and other factors. Management consults certain outside sources, including actuaries, in determining these factors and is of the view that the assumptions used, as disclosed in Note 14 on page 46, are appropriate. However, if actual experience differs from these assumptions, the expense recorded in future years could increase or decrease. (See Note 14)

Environmental matters

The Corporation's businesses are required to comply with an evolving body of environmental laws and regulations concerned with, among other things, emissions into the air, discharges to surface ground water, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

The Corporate Health, Safety and Environment Department regularly reviews and audits the operating practices of each business unit to monitor compliance with the Corporation's health and safety and environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, or a crisis at one of our properties or operations, could result in material adverse costs.

In meeting its overall environmental goals and government-imposed standards in 2002, the Corporation incurred operating costs of $55 million ($63 million in 2001) and spent $2 million on capital improvements ($3 million in 2001).

Technology and competition

The Corporation is subjected to competition from new technological developments and competitors. Over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, and 4-stand upgrade
- Stelco-McMaster bar mill expansion and modernization
- AltaSteel bar mill expansion and modernization and a new grinding rod heat-treat facility.


Capital Investments
($ in millions)
98
99
00
01
02
212
222
148
73
48

Supply of raw material and energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, scrap, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, to government regulations and, accordingly, are subject to change. Fluctuations in the price of natural gas taking place since 2000 had a significant negative impact on the Corporation's results.

To mitigate the effect of these price increases, the Corporation will:

- utilize more internally generated fuels to reduce the need to purchase external fuels and to conserve energy
- use increased amounts of alternate fuels such as coke and pulverized coal when natural gas prices increase sharply.

The Ontario government deregulated the electricity market in Ontario as of May 1, 2002, giving rise to uncertainty as to prices in the future. The recent decision by the government to re-regulate the electricity market for residential consumers and small businesses has not changed this uncertain environment for large users such as Stelco.

The Corporation will continue to investigate means that will minimize both long- and short-term exposure to energy price fluctuations. There is a risk that the Corporation may not be able to pass on increases in the price of raw material and energy inputs to its customers.

Trade

The Corporation's business activities continued to be affected by the importation of steel products into the Canadian market at unfair price levels.

On March 5, 2002, U.S. President George W. Bush announced his import remedy decision following the U.S. International Trade Commission's investigation under Section 201 of the Trade Act of 1974. The U.S. imposed tariffs of up to 30 percent on a wide range of steel imports. Canada and Mexico, due to their NAFTA status, were excluded from the tariffs. However, there was concern that unfairly traded steel, otherwise destined for the U.S. market, could be diverted to Canada due to these U.S. tariffs and the enactment of similar measures by Mexico. Consequently, at the request of Canadian steel producers, the Government of Canada initiated, on March 22, 2002, a safeguard investigation into the increased level of Canadian steel imports. Furthermore, the government also announced its intention to invoke a provision whereby any surge in imported steel during the investigation period could result in the immediate imposition of a tariff surcharge.

On July 5, 2002, the Canadian International Trade Tribunal (CITT) announced that five out of nine imported steel products subject to its safeguard investigation had caused serious injury to the Canadian steel industry. Those products were discrete plate, cold rolled sheet and coil, reinforcing bar, standard pipe, and angles, shapes and sections. These five products represented 27% of total imported steel products in 2001. Stelco's business units produce and sell the first four products listed and they represented approximately 20% of Stelco's total sales for 2002.

The CITT found no current or future threat of serious injury from imports of four products: hot rolled sheet and coil, corrosion-resistant sheet and coil, hot rolled bar, and cold drawn bar and rod. Stelco's units produce and sell the first three products listed and they represented almost 70% of Stelco's total sales for 2002.

The CITT presented to the Minister of Finance on August 19, 2002, a set of recommendations with respect to injury remedy on imports of plate; cold rolled sheet; reinforcing bars; angles, shapes and sections; and standard pipe. To date the government has made no announcement on final remedy. Stelco and the Canadian steel industry continue to press the government to impose measures that will stem the surge of imports from offshore that increased by 31% in 2002 over the previous year. Imports of rolled steel products increased 26%. Overall, imports claimed 40% of market consumption in 2002.

On January 10, 2003, the CITT announced the continuation, until 2007, of its antidumping finding on carbon steel plate from China, Russia, and South Africa, while rescinding the order against Mexico.

It is important that unfair imports be addressed or they will have a negative impact on the Corporation.

Outlook

A sluggish North American economy, along with increased production at various U.S. mills, is adversely impacting steel demand and spot prices in the first quarter of 2003. We expect steel demand to improve as the North American economy recovers. The surge that continues in offshore import volume is of great concern and we are working with our government to fully enforce our trade laws to remedy the injury caused to Canadian steel producers.

External factors that could affect the Corporation in 2003:

- economic performance in the North American and world economies
- continued high volumes of low-priced imported steel
- high energy and raw material costs.

Management's Statement of Responsibility

Management of Stelco Inc. is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. These internal control systems were periodically tested and evaluated by both the internal auditors and the external auditors, and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the Corporation's operations have been carried out in conformity with the high business standards of the Corporation's Code of Ethics and Business Conduct.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the 2002 and 2001 consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The appointment of the external auditors was confirmed by the Corporation's shareholders. The external auditors' report as to the fairness of presentation of these financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.



J. C. Alfano
President
and Chief Executive Officer



M. C. Steinman
Executive Vice President
and Chief Financial Officer

Hamilton, Canada
January 30, 2003

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants


KPMG

Hamilton, Canada
January 30, 2003

Consolidated Statement of Earnings

Years ended December 31, (in millions)	2002	2001
Net sales	$ 2,784	$ 2,561
Costs	2,598	2,593
EBITDA*	186	(32)
Amortization of property, plant, and equipment	128	132
Operating earnings (loss)	58	(164)
Financial expense		
Interest on long-term debt	(43)	(49)
Other interest – net	(6)	(4)
Earnings (loss) before income taxes	9	(217)
Income tax expense (recovery) *(Note 2)* – current	14	15
– future	(11)	(81)
– impact of income tax rate changes	(8)	27
Net earnings (loss)	$ 14	$ (178)
Earnings (loss) per common share *(Note 11)*		
Basic and fully diluted	$ 0.04	$ (1.74)
Weighted average common shares outstanding – millions	102.2	102.2

*Earnings before interest, income taxes, and amortization of property, plant, and equipment.

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Retained Earnings

Years ended December 31, (in millions)	2002	2001
Balance at beginning of year	$ 23	$ 201
Net earnings (loss)	14	(178)
Convertible debentures charges *(Note 10)*	(10)	
Balance at end of year	$ 27	$ 23

See accompanying Notes to the Consolidated Financial Statements.

At December 31, (in millions)	2002	2001
Current assets		
Cash and cash equivalents	$ 67	$ 41
Accounts receivable	381	346
Inventories *(Note 3)*	770	678
Prepaid expenses	11	11
Future income taxes *(Note 2)*	74	25
	1,303	1,101
Current liabilities		
Bank indebtedness *(Note 4)*	145	76
Accounts payable and accrued	437	451
Employee future benefits *(Note 14)*	47	44
Income and other taxes	18	21
Long-term debt due within one year *(Note 8)*	54	71
	701	663
Working capital	602	438
Other assets		
Property, plant, and equipment *(Note 5)*	1,202	1,299
Intangible assets *(Note 6)*	38	13
Deferred pension cost *(Note 14)*	299	281
Future income taxes *(Note 2)*	87	114
Other	11	20
	1,637	1,727
Total investment	2,239	2,165
Other liabilities		
Provision for blast furnace relines – beyond one year	62	66
Employee future benefits *(Note 14)*	840	819
Long-term debt *(Note 8)*	419	456
Future income taxes *(Note 2)*	5	7
	1,326	1,348
Shareholders' equity	$ 913	$ 817
Derived from:		
Convertible debentures *(Note 10)*	$ 92	$
Capital stock *(Note 11)*	781	781
Contributed surplus	13	13
Retained earnings	27	23
	$ 913	$ 817

See accompanying Notes to the Consolidated Financial Statements.

On behalf of the Board:





James C. Alfano
Director

J. E. Caldwell
Director

Consolidated Statement of Cash Flows

Years ended December 31, (in millions)	2002	2001
Cash provided by (used for)		
Operating activities		
Net earnings (loss)	$ 14	$ (178)
Adjustments for items not affecting cash		
Amortization of property, plant, and equipment	128	132
Future income taxes	(11)	(81)
Impact of income tax rate changes	(8)	27
Employee pension and other future benefits	5	6
Provision for blast furnace relines	12	14
Shutdown of "D" blast furnace *(Note 16)*	(14)	
Other – net	8	2
	134	(78)
Changes in operating elements of working capital (see below)	(144)	150
Other – net	–	(3)
	(10)	69
Investing activities		
Proceeds from escrow	8	
Proceeds from sale of capital assets	–	21
Expenditures for capital assets	(48)	(73)
	(40)	(52)
Financing activities		
Increase in bank indebtedness	69	33
Net proceeds from issue of long-term debt	11	19
Reduction of long-term debt	(87)	(70)
Net proceeds from issue of convertible debentures *(Note 10)*	87	
Interest paid on convertible debentures *(Note 10)*	(4)	
Cash dividends paid	–	(3)
	76	(21)
Net increase (decrease) in cash and cash equivalents	26	(4)
Cash and cash equivalents		
Balance at beginning of year	41	45
Balance at end of year	$ 67	$ 41
Changes in operating elements of working capital		
Accounts receivable	$ (35)	$ 37
Inventories	(91)	102
Prepaid expenses	(1)	4
Accounts payable and accrued	(14)	(2)
Income and other taxes	(3)	9
	$ (144)	$ 150

Supplemental disclosure of cash flow information *(see Note 13)*

See accompanying Notes to the Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries, and its proportionate share of the accounts of its joint ventures.

Foreign currencies

Monetary assets and liabilities originating in foreign currencies are translated at year-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at historic rates prevailing when the assets were acquired or the liabilities incurred. Income and expense items, other than those related to assets and liabilities translated at historic rates, are translated at the average rates for the year.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings.

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries is consistent with the method described above.

Inventories

Inventories are valued at the lowest of cost, replacement cost, and net realizable value. Physical quantities are normally confirmed once a year.

Property, plant, and equipment

Property, plant, and equipment is recorded at historical cost less investment tax credits earned and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences. The following annual amortization rates are in effect:

Buildings	2½ to 5%
Equipment	6 to 7½%
Automotive and mobile equipment	10 to 20%
Raw material plants and properties	4½ to 5%

Intangible assets

Intangible assets are computer systems and applications. These assets are recorded at historical cost and are amortized on a straight-line basis over ten years beginning at the point at which the system or application becomes operative.

Blast furnace relines

The Corporation's blast furnaces periodically require extensive relining. The estimated future costs of such relines are charged to earnings on a unit-of-production basis over the period to the next anticipated reline date and are accumulated as a Provision for blast furnace relines. The actual costs of relines are charged against the accumulated provision as incurred.

Research and development

Expenditures for research are expensed as incurred. Expenditures for development are capitalized when applicable; otherwise they are expensed as incurred. No development expense has been capitalized in 2002 or 2001.

Interest

Interest costs are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

Employee future benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees. One subsidiary maintains a multiemployer defined benefit pension plan. Pension plan assets are valued at market-related value for purposes of calculating the expected return on plan assets. The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance, and certain compensated absences) related to the employees' current service is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method estimating the usage frequency and cost of services covered and management's best estimates of investment yields, salary escalation, and other factors. Past service costs are amortized over the average remaining service life of active employees. The Corporation has elected to use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. A valuation allowance is recorded against an accrued benefit asset if the asset, less unamortized past service costs and unamortized actuarial losses, exceeds the present value of future service costs for the current active employees. The multiemployer pension plan is accounted for as a defined contribution plan.

Salaried employees hired after July 31, 1997, participate in the Corporation's "Opportunity" program, which includes a flexible credit plan for benefits and a self-directed group RRSP. They do not participate in the defined benefit plans. The Opportunity program is accounted for as a defined contribution plan.

Costs of defined contribution plans are expensed as incurred.

Stock-based compensation plans

The Corporation has a stock option plan and a deferred share unit plan, which are described in Note 12.

Effective January 1, 2002, the Corporation adopted the new accounting standard of the Canadian Institute of Chartered Accountants relating to stock-based compensation. The Corporation applies the intrinsic value based method of accounting for stock-based compensation awards to employees. The standard applies to the awards of stock, or compensation that is based on the value of the Corporation's stock, granted on or after January 1, 2002, under the Corporation's Key Employee Stock Option Plan and the Deferred Stock Unit Plan. The adoption of the new accounting standard has no material effect on the consolidated financial statements.

No compensation expense is recognized for the stock option plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense for the deferred share unit plan is recognized at the time the compensation is earned. Changes in the fair value of deferred share units are recorded as expense or income.

Income taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future tax assets and liabilities arising from changes in tax rates is recognized in income in the year the changes occur.

1. Summary of Significant Accounting Policies (continued)

Derivative financial instruments

From time to time, the Corporation is party to certain derivative financial instruments – principally forward foreign exchange contracts. These instruments are not recognized in the consolidated financial statements on inception. Gains and losses on forward foreign exchange contracts are recognized in revenues in the same period as the foreign currency revenues to which they relate. The carrying amounts of derivative financial instruments are included in accounts receivable in the case of contracts in a net receivable position and in accounts payable and accrued liabilities in the case of contracts in a net payable position.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Components of Consolidated Income Taxes

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to earnings before income taxes, as follows:

(in millions)	2002	2001
Earnings (loss) before income taxes	$ 9	$ (217)
Income tax expense (recovery) computed using statutory income tax rates (2002 – 42%; 2001 – 43%)	4	(93)
Add (deduct):		
Manufacturing and processing credit	(1)	19
Resource allowance/depletion	(4)	(4)
Adjustment to future tax assets and liabilities for enacted changes in tax rates at enactment date	(8)	27
Current tax benefits after enactment, adjusted for future tax rates	–	8
Resolution of prior years' tax issues	–	(3)
Minimum tax	6	3
Non-recognition of tax assets recorded in prior years	–	4
Other	(2)	–
	(9)	54
Income tax (recovery)	$ (5)	$ (39)

2. Components of Consolidated Income Taxes (continued)

Components of Future income tax assets and (liabilities) are summarized as follows:

(in millions)	2002	2001
Future income tax assets -- current		
Employee future benefits	$ 11	$ 10
Non-capital loss carryforward	55	10
Other	8	5
	74	25
Future income tax assets -- non-current		
Employee future benefits	220	215
Deferred pension cost	(88)	(80)
Non-capital loss carryforward	106	143
Ontario minimum tax	14	13
Plant and equipment – difference in net book value and undepreciated capital cost	(156)	(158)
Other	(9)	(19)
	87	114
Future income tax liability -- non-current		
Foreign		
Employee future benefits	28	29
Investment in joint ventures	(30)	(32)
Other	(3)	(4)
	(5)	(7)
Net future income tax asset	$ 156	$ 132

Included in the future income tax asset – non-current balance is $4 million related to capital transactions charged to retained earnings. In addition, the Corporation has $16 million of foreign future tax assets that have not been recorded.

3. Inventories

(in millions)	2002	2001
Raw materials and supplies	$ 331	$ 287
Finished and semi-finished products	439	391
Total Inventories	$ 770	$ 678

4. Bank Indebtedness

The weighted average interest rate on bank indebtedness was 5.36% at December 31, 2002 (4.74% at December 31, 2001). The credit facilities are subject to renewal on various dates from 2003 to 2004. Bank indebtedness is secured by accounts receivable, inventories, and various other assets.

5. Property, Plant, and Equipment

(in millions)	2002	2001
Raw material plants and properties	$ 423	$ 402
Manufacturing plants and properties	3,950	3,895
	4,373	4,297
Less accumulated amortization	(3,197)	(3,085)
	1,176	1,212
Construction in progress	26	87
Total Property, Plant, and Equipment	$ 1,202	$ 1,299

6. Intangible Assets

(in millions)	2002	2001
Computer systems and applications development in progress	$ 38	$ 13

Computer systems and applications are being developed but were not in operation at December 31, 2002. No amortization was recorded in 2002 or 2001.

7. Proportionately Consolidated Joint Ventures and Related Commitments

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

On July 31, 2002, PCI-Hilton Corporation (PCI) repaid all outstanding long-term debt in the amount of $20 million. On the same date, the Corporation acquired the remaining 11% of the PCI joint venture for consideration of $0.4 million. The transaction had no other material impact on the consolidated financial statements.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures. Financial information for PCI is not included in the 2002 data:

(in millions)	2002	2001
Current assets	$ 109	$ 120
Non-current assets	189	236
Total assets	298	356
Current liabilities	77	92
Long-term liabilities	33	51
Equity	$ 188	$ 213

7. Proportionately Consolidated Joint Ventures and Related Commitments (continued)

(in millions)	2002	2001
Revenue	$ 90	$ 93
Expense	71	71
Net earnings	$ 19	$ 22

(in millions)	2002	2001
Cash provided by (used for)		
Operating activities	$ 43	$ 39
Investing activities	(34)	(27)
Financing activities	(2)	(13)
Net increase (decrease) in cash and cash equivalents	$ 7	$ (1)

Included in the liabilities of the joint ventures is $1 million ($26 million in 2001) of debt against which certain assets relating to those entities have been pledged. The decrease is principally due to the repayment of all outstanding debt of PCI.

8. Long-term Debt

(in millions)	2002	2001
10.4% retractable debentures due November 30, 2009 (see (a) and (d) below)	$ 125	$ 125
Notes payable at a weighted average interest rate of 10.2% (see (b) below)	15	45
8% retractable debentures due February 15, 2006 (see (c) and (d) below)	150	150
Computer system financing (see (e) below)	22	
Term loan at 7.75% or Bankers' Acceptance Rate plus 1.00% maturing on June 10, 2005 (see (f) below)	42	56
Term loan at Bankers' Acceptance Rate plus 2.25% or Canadian Prime Rate plus 1.25% maturing on May 1, 2005 (see (f) below)	16	20
Term loan at Bankers' Acceptance Rate plus 2.75% or Government of Canada Bond Rate plus 3.55% maturing on January 31, 2003 (see (f) below)	-	23
Term loan at 7.71% maturing on November 30, 2003 (see (f) below)	5	10
Term loan at 7.01% maturing on January 31, 2008 (see (f) below)	67	76
Term loan at 6.20% maturing on July 4, 2005 (see (f) below)	3	5
Term loan at 7.20% maturing on January 3, 2008 (see (f) below)	10	-
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% or Canadian Prime Rate plus 0.5% maturing on January 3, 2008 (see (f) below)	18	17
	473	527
Less amount due within one year	54	71
Total Long-term Debt	$ 419	$ 456

8. Long-term Debt (continued)

The estimated fair value of the Corporation's long-term debt, net of amount due within one year, was approximately $433 million at December 31, 2002 ($417 million at December 31, 2001). (See Note 15)

Annual sinking fund and other repayments of long-term debt over the next five years amount to $53 million in 2003, $36 million in 2004, $41 million in 2005, $169 million in 2006, and $21 million in 2007.

(a) The Debentures mature on November 30, 2009 but are redeemable after November 30, 1999 at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.40%.

(b) Under certain circumstances, which include changes in ownership of the Corporation, the lender can require immediate repayment of principal and accrued interest of this indebtedness. The notes are payable in semi-annual instalments ending on May 31, 2003.

(c) The Debentures mature on February 15, 2006 but are redeemable at any time at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.50%.

(d) Throughout the life of the Debentures, upon the occurrence of both a designated event and a rating decline, a holder of Debentures may require the Corporation to purchase all or any portion of such holder's Debentures unless a rating recovery has occurred. For these purposes, designated event includes significant changes in ownership, control or structure of the Corporation or membership of the Board of Directors or certain distributions of cash, property, or securities excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation.

(e) The Corporation has arranged financing with the service provider (see Note 9 (c)) primarily relating to the development cost of new enterprise resource planning systems during the 24-month period beginning April 1, 2002, at an interest rate of 9.1% to a maximum of $47 million plus accrued interest. Repayment of this financing commences in October 2004 and will be complete in February 2012 under the present arrangements.

(f) These term loans are secured by claims on the assets of the borrowers (various subsidiaries and joint ventures of the Corporation) and are payable in monthly, quarterly, or semi-annual instalments ending on the maturity dates shown.

9. Commitments

(a) Capital programs

The estimated cost to complete capital programs is $280 million. Of this amount, $195 million relates to Phase II of the Stelco Lake Erie hot strip mill upgrade. This project will commence only when appropriate financing is arranged. An additional $50 million pertains to the enterprise resource planning (ERP) system projects (See Notes 8 and 9 (c)). The ERP projects and other capital programs will be completed over a period of two years.

9. Commitments (continued)

(b) Operating leases

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2002 are:

(in millions)

2003	$ 38
2004	30
2005	18
2006	13
2007	9
Subsequent to 2007	8
Total Operating leases	$ 116

(c) Information technology outsourcing agreement

On April 1, 2002, the Corporation entered into a ten-year agreement to outsource information technology support, development, and implementation services (IT). The estimated annual commitment over the term of the agreement, including development and financing costs, is comparable to Stelco's planned annual IT expense at the date the contract was implemented.

10. Convertible Debentures

On January 21, 2002, the Corporation issued $90 million of 9.5% Convertible Unsecured Subordinated Debentures ("Debentures") due February 1, 2007 for net proceeds of $87 million. The effective interest rate on the Debentures is 16.65%. The Debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The Debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the Debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. The Debentures have been classified as a component of shareholders' equity with $67 million allocated to the principal element and $23 million allocated to the value of the debenture holders' conversion option. The principal element of the Debentures is being accreted over the five-year term to an amount of $90 million, which is the face value of the Debentures, by a charge to retained earnings.

Carrying charges, including interest net of tax and accretion, are charged to retained earnings and are included in the computation of basic and fully diluted earnings (loss) per common share.

(in millions)

Interest accrued	$ 9
Accretion	4
Future income taxes deductible on interest	(3)
Convertible Debentures charges	$ 10

No Debentures were converted into Shares during 2002.

11. Capital Stock and Dividends

(a) Authorized shares

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

(b) Capital stock – Convertible common shares – stated capital

	2002			2001		
	Number of shares			Number of shares		
	Series A	Series B	(millions)	Series A	Series B	(millions)
Opening balance	**102,197,208**	**46,663**	**$ 781**	102,199,551	44,321	$ 781
Transfers between series (see below)	**(23,390)**	**23,390**	**–**	(2,343)	2,343	–
Exercise of stock options (see Note 12)	**5,334**	**–**	**–**	–	–	–
Fractional shares purchased and cancelled	**–**	**(2)**	**–**	–	(1)	–
Outstanding	**102,179,152**	**70,051**	**$ 781**	102,197,208	46,663	$ 781

The Convertible Common Shares of each series are voting, convertible into one another on a share-for-share basis, and rank equally in all respects except that the dividends on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends on the Series A Convertible Common Shares are normally payable in cash.

Normal course issuer bid

A normal course issuer bid, which was approved in March 2000, expired on March 15, 2001. No shares were purchased in 2001.

(c) Dividends

No dividends were declared in 2002 or 2001.

(d) Earnings (loss) per common share

Basic earnings (loss) per common share is calculated including charges to retained earnings related to the convertible debentures (see Note 10). Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures as of January 21, 2002, the date of issuance, at the stated conversion price.

($ in millions)	2002	2001
Net earnings (loss)	**$ 14**	$ (178)
Convertible debentures – net charge to retained earnings	**(10)**	
	$ 4	$ (178)
Weighted average number of common shares outstanding – basic	**102,247,406**	102,243,871
Incremental number of common shares assumed to be issued on the exercise of stock options	**221,333**	8,593
Common shares issued on the assumed conversion of convertible debentures	**18,904,110**	
Weighted average number of common shares outstanding – fully diluted	**121,372,849**	102,252,464
Options to purchase common shares not included in the above calculation*	**2,481,678**	2,803,009

*exercise prices were greater than the average market price of the common shares during the years.

11. Capital Stock and Dividends (continued)

Shareholder rights plan (the "Plan")

The Plan will expire at the Annual Meeting in 2008. It must be confirmed by shareholders every three years. It was last confirmed by shareholders in April 2002. The purpose of the Plan is to give the Board of Directors and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, each shareholder is issued one Common Share Purchase Right (a "Right") for each Common Share and each holder of a convertible subordinated debenture receives one Debenture Right ("Debenture Right"). The Rights and Debenture Rights become exercisable at the earlier of (i) the date of acknowledgment that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Corporation's outstanding voting shares, subject to certain exceptions; (ii) the date of the commencement of or first public announcement of the intent of any person to commence a takeover bid; (iii) the date on which a "Permitted Bid" ceases to qualify as such or such later time as may be determined by the Board of Directors. Should a person become an Acquiring Person (a "Flip-in Event"), each Right entitles the registered holder thereof, other than the Acquiring Person and related persons, to purchase from the Corporation one Common Share at a price equal to 50% of the market price per Common Share determined at that time, subject to adjustment, and each Debenture Right entitles the registered holder thereof to one Right for each Common Share into which the subordinated convertible debenture may then be converted.

A Permitted Bid is a takeover bid made to all holders of the Corporation's Common Shares and that is open for acceptance for not less than 60 days. A Permitted Bid represents a means by which a person may acquire shares not in contravention of the intent of the Plan.

Other than as described above, the Rights are not exercisable and cannot be transferred apart from the Common Shares and the Debenture Rights are not exercisable and cannot be transferred apart from the debentures. The holder of a Right or Debenture Right, as such, has no rights as a shareholder of the Corporation including, without limitation, the right to vote or to receive dividends. At any time prior to a Flip-in Event, the Board of Directors may redeem the Rights or Debenture Rights in whole (but not in part) at a redemption price of $0.001 per Right (subject to adjustment in certain events) and subject to shareholder approval.

12. Stock-based Compensation

Key Employee Stock Option Plan

Under the Key Employee Stock Option Plan (KESOP), 13,000,000 Convertible Common Shares are reserved for issuance, of which 3,549,653 shares remained available at December 31, 2002. Under the KESOP, the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. Accordingly, no compensation cost is recorded at the time of the grant. Details of the 4,560,013 options outstanding at December 31, 2002, are provided in the table on page 43. Options granted at $11.55, $8.30, $10.90, $8.80, $3.73, and $4.50 mature 10 years after the date of the grant. All other options mature seven years after the date of the grant. Options granted at $6.30, $10.35, $11.55, $8.30, $10.90, $8.80, $3.73, and $4.50 vest, or vested, 1/3 each year in the first three years after the date of the grant. All other options vested one year after the date of the grant.

12. Stock-based Compensation (continued)

Options outstanding at December 31, 2002 are as follows:

Shares	Exercise price per share	Number exercisable	Expiry date
111,000	$6.500	111,000	February 8, 2003
270,000	$6.300	270,000	June 24, 2003
261,000	$7.750	261,000	February 6, 2004
150,000	$10.350	150,000	June 26, 2004
542,002	$11.550	542,002	February 5, 2008
588,335	$8.300	588,335	February 8, 2009
100,000	$10.900	100,000	July 12, 2009
459,341	$8.800	321,356	February 8, 2010
1,052,335	$3.730	353,687	February 7, 2011
1,026,000	$4.500	–	February 6, 2012
4,560,013		2,697,380	

A summary of option activity during 2002 and 2001 is as follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**3,880,009**	**$ 7.404**	2,936,336	$ 8.784
Granted	**1,040,000**	**4.500**	1,112,000	3.730
Exercised	**(5,334)**	**3.370**	–	–
Expired or cancelled	**(354,662)**	**7.248**	(168,327)	7.214
Outstanding at end of year	**4,560,013**	**$ 6.758**	3,880,009	$ 7.404
Exercisable at end of year	**2,697,380**	**$ 8.296**	2,293,380	$ 8.826

Under the intrinsic value based method of accounting for stock-based compensation, no compensation cost was recorded for the grant made under the KESOP on February 6, 2002, since the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. For disclosure purposes, the compensation cost for the grant made under the KESOP on February 6, 2002, was determined at the grant date using the fair value method by applying the Black-Scholes option pricing model and the following assumptions: expected volatility – 20%; risk-free interest rate – 4.5%; expected life – 4 to 6 years; expected dividends – nil. The resultant fair value would have reduced the Corporation's net earnings for the year ended December 31, 2002 by $0.4 million and would not have affected earnings per common share.

12. Stock-based Compensation (continued)

Deferred Share Unit Plan

On May 1, 2001, the Board of Directors approved a Deferred Share Unit Plan (the "Plan") for members of the Board and certain officers of the Corporation and its subsidiaries. The Plan became effective on July 1, 2001. Under the terms of the Plan, a Director may elect to receive all or a portion of his or her compensation, and certain officers may elect to receive all or a portion of certain elements of their compensation, in the form of notional Series A Convertible Common Shares of the Corporation (the "Shares"), which are referred to as deferred share units (DSUs). Annual elections are generally required. The number of DSUs to be credited to a "Unit holder's" account is determined by dividing the applicable amount of the compensation by the market value of the Shares at the time the compensation would otherwise have been paid. The DSUs are redeemable in cash in an amount equivalent to the number of DSUs in the Unit holder's account, multiplied by the market value of the Shares at the time of redemption determined following retirement or termination of employment.

A summary of activity during 2002 and 2001 is as follows:

	2002		2001	
	DSUs	Weighted average price	DSUs	Weighted average price
Outstanding at beginning of year	**122,101**	**$ 3.220**		
Granted	**149,009**	**4.257**	122,101	$ 3.970
Exercised	**1,133**	**3.810**	–	–
Outstanding at end of year	**269,977**	**$ 3.810**	122,101	$ 3.220

For the year ended December 31, 2002, a compensation cost of $0.6 million has been recorded for the Plan ($0.4 million in 2001).

13. Supplemental Disclosure of Cash Flow Information

(in millions)	**2002**	2001
Cash paid for interest (including convertible debentures)	**$ 53**	$ 54
Cash paid for income taxes	**16**	18
Expenditures for capital assets resulting from an increase (decrease) in associated accounts payable and accrued liabilities	**(9)**	5
Expenditures for intangible assets financed directly by the service provider and excluded from the Consolidated Statement of Cash Flows (Note 8 (e))	**19**	1

14. Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees.

The total expense for the Corporation's defined contribution pension plans was $2.1 million in 2002 ($1.7 million in 2001).

One of the Corporation's subsidiaries (Chisholm Coal) participates in a United Mine Workers of America multiemployer defined benefit plan providing pension benefits. This plan, to which contributions totalled $6,000 in 2002 ($17,000 in 2001), is accounted for as a defined contribution plan but the contributions are not included in the above-noted defined contribution pension plan expense.

14. Employee Future Benefits (continued)

Information about the Corporation's defined benefit plans, other than the multiemployer defined benefit plan, in aggregate, is as follows:

	2002		2001	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 2,748	$ 924	$ 2,571	$ 830
Increase in ownership of joint venture	11	2	–	–
Current service cost	49	14	45	11
Interest cost	192	62	181	58
Benefits paid	(183)	(52)	(167)	(44)
Actuarial losses	189	135	114	69
Exchange	–	(2)	–	–
Plan amendments	255	(1)	4	–
Balance at end of year	3,261	1,082	2,748	924
Plan assets				
Fair value at beginning of year	2,822	9	2,943	8
Increase in ownership of joint venture	11	–	–	–
Actual return on plan assets	(76)	(1)	14	–
Administrative expenses paid	(6)	–	(3)	–
Employer contributions	41	1	35	1
Exchange	2	–	–	–
Benefits paid	(183)	–	(167)	–
Fair value at end of year	2,611	9	2,822	9
Funded status – plan surplus (deficit)	(650)	(1,073)	74	(915)
Unamortized net actuarial loss	679	186	195	52
Unamortized past service costs	272	–	27	–
Accrued benefit asset (liability)	301	(887)	296	(863)
Valuation allowance	(2)	–	(15)	–
Accrued benefit asset (liability), net of valuation allowance	$ 299	$ (887)	$ 281	$ (863)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

	2002		2001	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Deferred pension cost	$ 299	$ –	$ 281	$ –
Employee future benefits liability – current	–	(47)	–	(44)
Employee future benefits liability – non-current	–	(840)	–	(819)
Total	$ 299	$ (887)	$ 281	$ (863)

14. Employee Future Benefits (continued)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	2002		2001	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation	**$ 3,130**	**$ 1,082**	$ 457	$ 924
Fair value of plan assets	**2,467**	**9**	389	9
Funded status – plan (deficit)	**$ (663)**	**$ (1,073)**	$ (68)	$ (915)

The significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligations are as follows (weighted-average assumptions as of December 31):

	2002		2001	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	**6.25%**	**6.00–6.75%**	6.75%	6.50–6.75%
Expected long-term rate of return on plan assets	**7.75%**	**8.40%**	7.75%	8.50%
Estimated rate of compensation increase	**4.00%**	**4.00%**	4.00%	4.00%

For measurement purposes, a 7.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 4.3% for 2014 and remain at that level thereafter (2001 – assumed a 5.9% increase in 2002, decreasing to 4.2% in 2005 and thereafter).

The Corporation's net benefit plan expense is as follows:

	2002		2001	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Expense				
Current service cost	**$ 49**	**$ 14**	$ 45	$ 11
Interest cost	**192**	**62**	181	58
Expected return on plan assets	**(218)**	**(1)**	(215)	(1)
Amortization of actuarial losses	**1**	**1**	–	5
Amortization of past service costs	**12**	**–**	3	–
Adjustments to valuation allowance	**(13)**	**–**	–	–
Other	**6**	**–**	4	–
Net benefit plan expense	**$ 29**	**$ 76**	$ 18	$ 73

Pension benefit plans

The increase in unamortized past service costs at December 31, 2002, of $245 million relates to pension benefits provided in the August 1, 2002, labour contracts at Stelco Hamilton and Stelco-McMaster Ltée. The labour contract settlements will increase pension expense by approximately $26 million and pension funding by approximately $11 million in 2003 compared with 2002.

The increase in unamortized net actuarial loss for the pension benefit plans of $484 million is partly due to the difference of $294 million between the expected return on plan assets, which has been computed using the expected long-term rate of return on plan assets for 2002 (7.75% – unchanged from 2001), and the actual rate of return on plan assets for 2002. Management is of the opinion that the rate of 7.75% for the Corporation's pension plans is indicative of reasonable expected long-term performance of these plans. Long-term rate assumptions are reviewed annually.

14. Employee Future Benefits (continued)

The unamortized net actuarial loss on the pension benefit plans was also increased by $189 million as a result of the reduction in the discount rate from 6.75% to 6.25% in the principal plans. This change was required to reflect the reduction in the rate of return on high-quality investments with a term and cash flow similar to the liabilities of the pension plans. The reduction in the pension benefit plan discount rate will increase 2003 pension expense by approximately $3 million from 2002.

Lower returns on pension fund assets over the past two years have impacted the actual rate of return on plan assets and will increase pension expense by approximately $14 million and pension funding by approximately $5 million in 2003 compared with 2002.

Other benefit plans

The increase in unamortized net actuarial loss on other benefit plans of $134 million is principally related to the change in assumptions regarding health care costs as described in this Note. The change in assumptions was made based on a review of cost information provided by the Corporation's actuaries and reflects current and projected trends. The change in the assumed increase in per capita cost of health care in the plans will increase 2003 employee future benefits expense by approximately $11 million.

15. Financial Instruments

Risk management activities

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during 2002 and as at December 31, 2002, no interest rate swap agreements were in place. At December 31, 2001, the interest rate swap agreements then in place, with notional aggregate principal of approximately $9 million, entitled the Corporation to receive fixed rate interest in Canadian dollars on the notional principal amounts of the contract and obliged it to pay floating rate interest in both Canadian and U.S. dollars. These swap agreements were settled in 2002, with the counterparty, which is a Canadian chartered bank.

Foreign exchange risk

At December 31, 2001, the Corporation had outstanding foreign exchange contracts to sell US $18 million. These contracts were settled in 2002. No foreign exchange contracts were outstanding as at December 31, 2002.

Concentration of credit risk

The Corporation does not have significant exposure to any individual customer or counterparties. The major markets for the Corporation's products are the automotive sector, steel service centres, the construction industry, various industries that utilize pipe and tube products, and wire and wire products. Except in a few situations where the risk warrants it, the Corporation does not require collateral on trade receivables. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances. Overall, credit risk related to the Corporation's trade receivables is limited due to the large number of customers in differing industries and geographical areas.

Fair values

The fair value of long-term debt is based on quoted market prices where applicable or on discounted future cash flows, including interest payments, using rates currently available for debt of similar terms and maturities (see Note 8). The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

There were no interest rate swap agreements outstanding as at December 31, 2002 (2001 – net unfavourable position and constituted an unrecognized financial liability with a fair value of $950,000).

There were no foreign exchange contracts outstanding as at December 31, 2002 (2001 – net unfavourable position and constituted an unrecognized financial liability with a fair value of $300,000).

The fair value of interest rate swap and forward foreign exchange contracts is based on amounts quoted by the Corporation's banker to realize favourable contracts or settle unfavourable contracts, taking into account current interest rates or foreign exchange rates.

16. Shutdown of "D" Blast Furnace

As a result of the decision to permanently shut down "D" blast furnace at Stelco Hamilton, a one-time, non-cash credit to costs of $14 million was recorded in third quarter 2002, consisting of an adjustment to the provision for blast furnace relines – beyond one year, partially offset by certain charges associated with the "D" furnace shutdown.

17. Settlement

In 2001, a favourable legal settlement was achieved involving one of the Corporation's U.S. subsidiaries. The award, which was largely accumulated interest, was included in costs (Cdn $17 million). The total award, after tax, was Cdn $14 million ($0.14 per common share).

18. Segmented Information

The Corporation operates, primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in the Integrated Steel segment produce raw materials (coal and ore) and manufacture and sell hot rolled, cold rolled, and coated sheet; plate; and bar and rod. Businesses in the Mini-mill segment provide scrap as a raw material, and manufacture and sell billets, merchant bars, and special quality bar products. Businesses comprising the Manufactured Products segment manufacture and sell wire and wire products, large- and small-diameter pipe, and forged grinding balls. Intersegment sales are recorded at market value.

($ millions)	2002	2001
Net sales – trade		
Integrated Steel	**$ 2,336**	$ 2,070
Mini-mill	**257**	315
Manufactured Products	**429**	434
Intersegment sales		
Integrated Steel	**(177)**	(194)
Mini-mill	**(60)**	(62)
Manufactured Products	**(1)**	(2)
Net sales	**$ 2,784**	$ 2,561
Shipments – trade (thousands of net tons)		
Integrated Steel	**4,126**	4,021
Mini-mill	**597**	794
Manufactured Products	**486**	496
Intersegment shipments		
Integrated Steel	**(359)**	(429)
Mini-mill	**(170)**	(192)
Manufactured Products	**–**	–
Shipments	**4,680**	4,690

18. Segmented Information (continued)

($ millions)	2002	2001
Operating earnings (loss)		
Integrated Steel	$ 51	$ (175)
Mini-mill	14	26
Manufactured Products	(7)	(15)
Operating earnings (loss)	$ 58	$ (164)
Assets		
Integrated Steel	2,495	2,412
Mini-mill	198	207
Manufactured Products	247	209
Assets	$ 2,940	$ 2,828
Amortization of capital assets		
Integrated Steel	116	121
Mini-mill	8	7
Manufactured Products	4	4
Amortization of capital assets	$ 128	$ 132
Expenditures for capital assets		
Integrated Steel	31	45
Mini-mill	7	26
Manufactured Products	10	2
Expenditures for capital assets	$ 48	$ 73
Geographic segments		
Net sales		
Canada	2,317	2,154
United States	420	346
Other	47	61
Net sales	$ 2,784	$ 2,561
Capital assets – net		
Canada	1,173	1,240
United States	67	72
Capital assets – net	$ 1,240	$ 1,312

19. Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the disclosure adopted for 2002.

Historical Summary[2][4]

($ in millions, except as indicated*)		2002	2001	2000	1999	1998
Operations (thousands of net tons)						
Production of semi-finished steel		**5,149**	4,959	5,594	5,217	5,256
Steel shipments		**4,680**	4,690	4,684	4,862	4,607
Income and expense						
Net sales	$	**2,784**	2,561	2,837	3,101	3,168
Costs	$	**2,598**	2,593	2,638	2,765	2,824
EBITDA**	$	**186**	(32)	199	336	344
Amortization of property, plant, and equipment	$	**128**	132	149	142	135
Operating earnings (loss)	$	**58**	(164)	50	194	209
Financial expense						
Interest on long-term debt	$	**43**	49	55	57	50
Other interest (income) expense – net	$	**6**	4	(7)	(13)	(12)
Earnings (loss) before income taxes	$	**9**	(217)	2	150	171
Income taxes – recovery (expense)	$	**5**	39	2	(43)	(52)
Net earnings (loss)	$	**14**	(178)	4	107	119
Earnings (loss) per common share[1][6]	*$	**0.04**	(1.74)	0.04	0.97	1.04
– Fully diluted	*$	**0.04**	(1.74)	0.04	0.95	1.03
**Earnings before interest, income taxes, and amortization of property, plant, and equipment						
Financial position						
Cash and cash equivalents	$	**67**	41	45	176	147
Other current assets	$	**1,236**	1,060	1,192	1,147	1,186
Total current assets	$	**1,303**	1,101	1,237	1,323	1,333
Bank indebtedness	$	**145**	76	43	6	13
Other current liabilities	$	**556**	587	571	614	678
Total current liabilities	$	**701**	663	614	620	691
Working capital	$	**602**	438	623	703	642
Property, plant, and equipment	$	**1,202**	1,299	1,384	1,386	1,309
Intangible assets (net) (see Note 6)	$	**38**	13			
Other non-current assets	$	**397**	415	347	201	191
Total investment	$	**2,239**	2,165	2,354	2,290	2,142
Long-term debt	$	**419**	456	508	576	474
Other non-current liabilities	$	**907**	892	851	258	229
Shareholders' equity	$	**913**	817	995	1,456	1,439
Convertible debentures	$	**92**				
Preferred shareholders' equity	$	**–**	–	–	–	67
Common shareholders' equity	$	**821**	817	995	1,456	1,372
Shareholders' equity	$	**913**	817	995	1,456	1,439
Common shareholders' equity per common share	*$	**8.03**	7.99	9.73	13.80	12.95
Cash flows[3]						
Net cash provided by (used for):						
Operating activities	$	**(10)**	69	75	224	171
Investing activities						
Expenditures for capital assets	$	**(48)**	(73)	(148)	(222)	(212)
Proceeds from sale of assets	$	**–**	21	–	–	–
Other investment activities (net)	$	**8**	–	6	20	20
Financing activities						
Increase (reduction) in bank indebtedness	$	**69**	33	37	(7)	(9)
Net proceeds from issue of long-term debt	$	**11**	19	1	168	57
Reduction of long-term debt	$	**(87)**	(70)	(64)	(64)	(67)
Net proceeds from issue of convertible debentures	$	**87**				
Purchase or redemption of preferred shares	$	**–**	–	–	(67)	(98)
Net proceeds from issue of common shares	$	**–**	–	–	3	2
Purchase of common shares	$	**–**	–	(26)	(8)	(17)
Interest paid on convertible debentures	$	**(4)**				
Cash dividends paid	$	**–**	(3)	(12)	(18)	(22)
Net increase (decrease) in Cash and cash equivalents	$	**26**	(4)	(131)	29	(175)
Cash and cash equivalents at end of year	$	**67**	41	45	176	147
Other data						
Return on average capital employed[5]	%	**1.7**	(6.7)	1.5	6.2	6.8
Return on average common shareholders equity[6]	%	**1.7**	(19.7)	0.3	7.3	8.4
Long-term debt/equity – % of total capital		**34/66**	39/61	37/63	31/69	27/73
Dividends declared – preferred[7]	$	**–**	–	–	4	7
Dividends declared – common	$	**–**	–	12	13	13
Per common share	*$	**–**	–	0.12	0.12	0.12
Common shares outstanding at year-end (millions)		**102.2**	102.2	102.2	105.5	105.9
Average number of employees including joint ventures[4]		**9,749**[8]	10,096[8]	10,811[8]	11,133[8]	11,670[8]
Number of pensioners at year-end		**12,803**	12,276	12,134	12,019	11,788
Pensions paid during the year	$	**183**	167	156	145	141

1997	1996	1995	1994	1993	1992
5,108	5,009	4,970	4,841	4,924	4,680
4,818	4,577	4,380	4,460	4,492	4,176
3,149	2,941	2,926	2,916	2,491	2,203
2,760	2,638	2,521	2,553	2,314	2,176
389	303	405	363	177	27
129	132	130	138	122	128
260	171	275	225	55	(101)
43	46	63	75	78	82
(7)	(6)	(12)	(2)	7	8
224	131	224	152	(30)	(191)
(87)	(52)	(68)	(37)	(6)	64
137	79	156	115	(36)	(127)
1.17	0.63	1.35	1.01	(0.62)	(1.76)
1.14	N/A	N/A	N/A	N/A	N/A
322	165	190	267	111	68
1,086	1,021	1,000	962	816	799
1,408	1,186	1,190	1,229	927	867
22	17	67	156	176	190
607	549	548	550	452	398
629	566	615	706	628	588
779	620	575	523	299	279
1,236	1,129	1,223	1,277	1,194	1,309
189	173	121	81	243	247
2,204	1,922	1,919	1,881	1,736	1,835
486	393	457	581	695	767
264	203	198	140	112	101
1,454	1,326	1,264	1,160	929	967
166	167	172	178	178	178
1,288	1,159	1,092	982	751	789
1,454	1,326	1,264	1,160	929	967
12.00	11.02	10.39	9.04[9]	8.80	9.46
291	191	266	253	125	(53)
(252)	(53)	(79)	(23)	(8)	(12)
5	21	5	46	–	47
17	(62)	–	–	(10)	(9)
153	11	80	–	–	–
(57)	(65)	(207)	(202)	(52)	(27)
–	(6)	(6)	–	–	(5)
14	1	1	134	2	1
–	–	–	–	–	–
(19)	(13)	(48)	(17)	–	–
152	25	12	191	57	(58)
300	148	123	111	(65)	(122)
7.8	5.5	10.2	8.7	0.5	(4.2)
10.2	5.9	13.9	12.2	(6.8)	(17.0)
27/73	25/75	28/72	35/65	50/50	50/50
13	13	47	17	4	–
9	–	–	–	–	–
0.09	–	–	–	–	–
107.3	105.2	105.1	104.9	81.0	80.4
11,732[8]	12,076[8]	12,356[8]	13,120[8]	11,951	12,753
11,993	11,961	11,800	11,735	11,371	11,026
147	142	141	141	131	129

1. Effective January 1, 2001, the Corporation adopted the Accounting Standard concerning Earnings per share (See Note 11(d)). The new standard was applied to 2001 and 2000 only. Prior years were not restated.

2. Effective January 1, 2000, the Corporation adopted the Accounting Standards concerning Employee future benefits and Income taxes (see Notes 14 and 2). The new standards were applied retroactively without restatement of prior years.

3. Effective January 1, 1999, the calculation of Cash and cash equivalents excludes Bank indebtedness. 1998 figures have been restated.

4. Effective January 1, 1995, Accounting Standards require that the Corporation proportionately consolidate all joint venture investments. 1994 figures were restated; 1993 and prior years were not restated since the financial information required is not reasonably determinable.

5. After adding back interest on long-term debt (net of tax) to net earnings (loss).

6. After preferred dividends.

7. No dividends on preferred shares were declared in the first three quarters of 1993, or in the year 1992. Dividends declared – preferred in 1995, 1994, and 1993 include payment of arrears.

8. The average number of employees of Stelco Inc., its wholly owned business units, and wholly owned subsidiaries was 11,768 in 1994, 11,437 in 1995, 11,141 in 1996, 10,763 in 1997, 10,649 in 1998, 10,193 in 1999, 9,922 in 2000, 9,278 in 2001, and 8,890 in 2002.

9. Reflects the exercise of 22,200,000 Common Share Purchase Warrants.

Directors and Officers

January 1, 2003

Directors

James C. Alfano
President and
Chief Executive Officer
Stelco Inc.
A director since 1996
Hamilton, Ontario

John E. Caldwell
Corporate Director
A director since 1997
Toronto, Ontario

William P. Cooper
President and
Chief Executive Officer
Cooper Construction Limited
A director since 1989
Oakville, Ontario

Peter J. Dey
Partner
Osler, Hoskin & Harcourt
A director since 2002
Toronto, Ontario

Richard Drouin
Corporate Director
McCarthy Tétrault LLP
A director since 1996
Quebec City, Quebec

Gary J. Lukassen
Corporate Director
A director since 2002
Mississauga, Ontario

Douglas W. Mahaffy
President and
Chief Executive Officer
McLean Budden Limited
A director since 1993
Toronto, Ontario

The Hon. Barbara J. McDougall
President and Chief Executive Officer
The Canadian Institute
of International Affairs
A director since 1999
Toronto, Ontario

Peter J. Nicholson
Special Advisor to the Secretary General
Organisation for Economic
Co-Operation & Development
A director since 1997
Paris, France

Courtney Pratt
President and Chief Executive Officer
Toronto Hydro Corporation
A director since 2002
Toronto, Ontario

Frederick H. Telmer
Chairman
Stelco Inc.
A director since 1989
Burlington, Ontario

Officers and Executives

Frederick H. Telmer
Chairman

James C. Alfano
President and
Chief Executive Officer

Mark C. Steinman
Executive Vice President and
Chief Financial Officer

G. Blair Cowper-Smith
Corporate Secretary and
Special Counsel

Marcel Francoeur
Senior Vice President – Operations

William G. Missen
Senior Vice President – Commercial

Brian W. Warry
Vice President –
Purchasing, Raw Materials,
and Pipe Operations

William E. Vaughan
Corporate Controller

Timothy F. Huxley
Vice President – Corporate Affairs

Colin Osborne
Vice President – Stelco Hamilton

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 577-4412
Internet address:
www.stelco.ca or www.stelco.com
Courier address:
100 King Street West
Hamilton, Ontario L8P 1A2

Stelco Integrated Steel Business

Stelco Hamilton
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Colin Osborne
Vice President
Tel: (905) 527-8335
Fax: (905) 308-7002

Stelco Lake Erie
General Delivery
Nanticoke, Ontario N0A 1L0
Jack E. DiCosimo
General Operations Manager
Tel: (519) 587-4541
Fax: (519) 587-7705

Subsidiary companies, wholly owned

Stelco-McMaster Ltée
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Angelo Grandillo
President and
Chief Executive Officer
Tel: (450) 587-2012
Fax: (450) 587-1101

AltaSteel Ltd.
P.O. Box 2348
Edmonton, Alberta T5J 2R3
Peter M. Ouellette
President and
Chief Executive Officer
Tel: (780) 468-1133
Fax: (780) 468-7335

Stelwire Ltd.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Bernard M. Guay
Vice President and
General Manager
Tel: (905) 528-9473
Fax: (905) 577-4409

Stelfil Ltée
303 St. Joseph Blvd.
Lachine, Quebec H8S 2K9
Bernard M. Guay
Vice President and
General Manager
Tel: (514) 367-2424
Fax: (514) 367-2408

Stelpipe Ltd.
P.O. Box 1010
Welland, Ontario L3B 5Y6
J. E. Fry
General Manager
Tel: (905) 735-7473
Fax: (905) 735-9069

Welland Pipe Ltd.
P.O. Box 99
Welland, Ontario L3B 5P2
David S. Hunter
General Manager
Tel: (905) 735-8338
Fax: (905) 735-4387

CHT Steel Company Inc.
300 Newkirk Road
Richmond Hill, Ontario L4C 4Y8
Richard E. Taylor
Vice President and
General Manager
Tel: (905) 884-5000
Fax: (905) 884-7956

Stelco USA, Inc.
2855 Coolidge Hwy., Suite 203
Troy, Michigan
U.S.A. 48084
Lincoln S. Simpson
Vice President and
General Manager
Tel: (248) 649-3460
Fax: (248) 649-1104

Ontario Eveleth Company, Minnesota
Ontario Hibbing Company, Minnesota
Ontario Tilden Company, Michigan
Stelco Holding Company, Delaware
Stelco Coal Company, Pennsylvania

Other offices

Quebec Sales Office
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Tel: (450) 587-2266
Fax: (450) 587-2272

Windsor Sales Office
4520 Rhodes Drive, Unit 100
Windsor, Ontario N8W 5C2
Tel: (519) 251-1050
Fax: (519) 251-1650

Joint ventures

Iron Ore	% owned
Wabush Mines, Nfld. & Que.	44.6
Hibbing Development Company, Minn.	24.1
Eveleth Mines L.L.C., Minn.	15.0
Tilden Mining Company L.C., Mich.	15.0
Ontario Iron Company, Minn.	10.0
Hibbing Taconite Company, Minn.	6.7

Other	% owned
Z-Line Company, Ont.	60.0
Baycoat, Ont.	50.0
Fers et Métaux Recyclés Ltée, Que. (A corporate joint venture of Stelco-McMaster Ltée)	50.0
MOLY-COP Canada, B.C. (A partnership of AltaSteel Ltd.)	50.0
GenAlta Recycling Inc., Alta. (A corporate joint venture of AltaSteel Ltd.)	50.0
D.C. Chrome Limited, Ont.	50.0
Camrose Pipe Company, Alta.	40.0
Arnaud Railway Company, Que.	44.6
Wabush Lake Railway Company, Limited, Nfld.	44.6
Knoll Lake Minerals Limited, Nfld.	26.0
Northern Land Company Limited, Nfld.	22.3
Twin Falls Power Corporation Limited, Nfld.	7.6

*Excludes inactive companies

Shares

The Series A and Series B Convertible Common Shares are listed on the Toronto Stock Exchange. The rights and privileges of each class of shares are set out in the notes to the consolidated financial statements in this Annual Report.

At December 31, 2002, there were 7,570 registered holders of common shares. Approximately 96% of the Corporation's issued common shares were held by shareholders with Canadian addresses.

Quarterly comparison (in millions except as indicated*) (Unaudited)

		Quarter 1		Quarter 2		Quarter 3		Quarter 4	
		2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net sales	**$**	**638**	637	**759**	679	**705**	645	**682**	600
Operating earnings (loss)	**$**	**(33)**	(76)	**21**	(42)	**39**	(15)	**31**	(31)
Net earnings (loss)	**$**	**(32)**	(60)	**5**	(67)	**19**	(19)	**22**	(32)
Earnings (loss) per common share†									
– basic	***$**	**(0.33)**	(0.59)	**0.02**	(0.65)	**0.16**	(0.19)	**0.19**	(0.31)
– fully diluted	***$**	**(0.33)**	(0.59)	**0.02**	(0.65)	**0.16**	(0.19)	**0.18**	(0.31)
Series A Common Shares									
High	***$**	**5.90**	4.54	**6.70**	5.70	**5.24**	5.14	**4.65**	3.59
Low	***$**	**3.35**	3.15	**4.60**	3.30	**3.30**	2.91	**3.10**	2.05
Trading volume		**60**	29	**36**	35	**24**	13	**24**	36

†Earnings (loss) per common share is calculated using the average number of common shares outstanding during the quarter. Earnings (loss) per common share for the year is calculated using the average number of common shares outstanding during the year (See Note 11).

Dividends

Dividends on common shares were last paid on February 1, 2001. No dividends were declared in 2002 or 2001.

Transfer agent

The Series A and Series B Convertible Common Shares are transferable through the Corporation's Transfer Agent, CIBC Mellon Trust Company, at their offices in Toronto, Montreal, and Vancouver.



STELCO INC.

NOTICE OF ANNUAL MEETING

Notice is hereby given that the Annual Meeting of the Shareholders of Stelco Inc. will be held in Room 107 of the Metro Toronto Convention Centre, 255 Front Street West, in the City of Toronto, Ontario, at the hour of 10:30 a.m., local time, on Tuesday, April 29, 2003, for the following purposes:

1. to receive the consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2002 and report of the Auditors thereon;
2. to elect Directors;
3. to appoint auditors and to authorize the Directors to fix their remuneration; and
4. to transact such other business as may properly be brought before the meeting or any reconvened meeting following its adjournment.

If you are not planning to be present in person, you may vote your shares in any one of the following ways: (1) by completing, signing, and returning the accompanying form of proxy (i) in the enclosed envelope to the Corporation's transfer agent, CIBC Mellon Trust Company, or by personal delivery to the CIBC Mellon Trust Company Proxy Department, Unit 6, 200 Queen's Quay East, Toronto, Ontario, or (ii) to the Secretary of the Corporation, or (2) by following the instructions included in the accompanying management proxy circular for telephone, fax, or internet voting. Proxies to be used at the Annual Meeting must be deposited not later than 4:00 p.m., Toronto time, on Monday, April 28, 2003.

Hamilton, Ontario
March 14, 2003

By order of the Board of Directors.

G. Blair Cowper-Smith
Corporate Secretary and Special Counsel

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend, and would like your shares represented, please sign the enclosed proxy and return it as soon as possible in the envelope provided.

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

This Management Proxy Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Stelco Inc. (hereinafter called the "Corporation") for use at the Annual Meeting of the Shareholders of the Corporation to be held on April 29, 2003 (hereinafter called the "Meeting") and at every adjournment thereof.

Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by officers or employees of the Corporation. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries ("Intermediaries"), and request that such materials be properly forwarded to the beneficial owners of shares registered in the names of such Intermediaries.

Record Date

The Board of Directors of the Corporation has fixed March 14, 2003, as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each share held and shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date. The list of Shareholders will be available for inspection during usual business hours at the principal office of CIBC Mellon Trust Company ("CIBC Mellon") in Toronto, and will also be available for inspection at the Meeting.

Registered and Beneficial Shareholders

For the purposes of the Circular, reference to "Registered Shareholders" means Shareholders who hold their shares directly and are registered as Shareholders of the Corporation and "Beneficial Shareholders" means beneficial owners of shares whose shares are registered in the name of an Intermediary or depository. Registered Shareholders will find a form of proxy accompanying this Circular.

Beneficial Shareholders who have not waived their right to receive meeting materials can expect to receive either:

(i) a form of proxy that is signed by the Intermediary (typically by a facsimile stamped signature), which sets forth the number of shares beneficially owned by the Beneficial Shareholder, but which is otherwise uncompleted. The Beneficial Shareholder may complete the proxy and deposit it with CIBC Mellon as described; or

(ii) a voting instruction form requesting voting instructions which must be completed and signed, or otherwise dealt with, by the Beneficial Shareholder in accordance with the instructions on the voting instruction form.

The majority of Intermediaries delegate responsibility for obtaining voting instructions from Beneficial Shareholders to a service company called ADP Investor Communications ("ADP"). ADP typically mails a voting instruction form to Beneficial Shareholders requesting that the Beneficial Shareholders return the form to ADP. The ADP form also allows completion of the voting instruction form by telephone and by internet. ADP then tabulates the results of all instructions received from Beneficial Shareholders and provides appropriate instructions respecting the voting of shares to the Corporation's transfer agent, CIBC Mellon. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use the form to vote the shares directly at the Meeting. The voting instruction form must be returned to ADP in advance of the Meeting in order to have the shares to which it relates voted.

Should a Beneficial Shareholder who receives either a proxy form or voting instruction form from an Intermediary or service company wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the persons named in the proxy and insert another name in the blank space provided. In the case of a voting instruction form, the Beneficial Shareholder should follow the directions on the form.

Alternative Methods of Providing Voting Instructions

Registered Shareholders and Beneficial Shareholders may provide their voting instructions in one of four ways: (i) by returning by mail or delivery the proxy form or the voting instruction form accompanying this Circular; (ii) by returning by fax the proxy form or the voting instruction form accompanying this Circular; (iii) by following the telephone voting procedures; or (iv) by using internet voting procedures. Shareholders wishing to appoint a person as a proxy other than the management nominees named on the proxy form or the voting instruction form will not be able to do so using telephone or internet voting procedures.

Voting by Mail - Completed, signed, and dated proxy forms may be returned in the postage paid envelopes accompanying them or delivered to the Corporation's transfer agent, CIBC Mellon, at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9. Registered Shareholders and Beneficial Shareholders who mail their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Monday, April 28, 2003, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them in the postage paid envelopes accompanying them or in accordance with the instructions contained in the voting instruction forms.

Voting by Fax - Completed, signed and dated proxy forms may be returned by fax to the Corporation's transfer agent at 416-368-2502. Registered Shareholders and Beneficial Shareholders who fax their proxies must ensure that their proxies are received by the Corporation's transfer agent by 4:00 p.m., Toronto time, on Monday, April 28, 2003, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders who receive voting instruction forms may return them by fax in accordance with the instructions contained in the voting instruction forms.

Voting by Telephone - Registered Shareholders may vote by telephone using a touch-tone telephone and using the following toll-free number: 1-877-290-3210. Registered Shareholders may vote by telephone up to 4 p.m., Toronto time, on Monday, April 28, 2003, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for telephone voting conveyed to them by their Intermediaries or their service companies such as ADP. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Voting by Internet - Registered Shareholders may vote by internet by accessing the following website: www.proxyvoting.com/stelco. Registered Shareholders may vote by internet up to 4:00 p.m., Toronto time, on Monday, April 28, 2003, (or 4:00 p.m., Toronto time, on the day preceding any adjournment of the Meeting date). Beneficial Shareholders should follow instructions for internet voting conveyed to them by their Intermediaries or their service companies such as ADP. Shareholders will be asked to provide a 12- or 13-digit Control Number in order to verify their identity (see "Control Numbers" below for more details). Voting instructions are then conveyed electronically over the internet.

Control Numbers - In order to vote by telephone or the internet, Shareholders will be required to enter a 12- or 13-digit Control Number. Registered Shareholders who have received a form of proxy will find a 13-digit Control Number located on the bottom left of their proxy. Beneficial Shareholders will find written instructions from their Intermediaries or service companies on their voting instruction forms which contain a 12-digit Control Number.

Revocation of Proxies - Proxies given by Registered Shareholders by mail or in person may be revoked pursuant to subsection 148(4) of the Canada Business Corporations Act ("CBCA"), the corporate law under which the Corporation is organized, at any time prior to their use, by an instrument in writing executed by the Shareholder who has executed the proxy or proxies or by his or her attorney authorized in writing, as well as in any other manner permitted by law. If the instrument of revocation is deposited with the Chairman on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote may have already been cast pursuant to the proxy. Voting instructions conveyed by mail or in person by a later-dated instrument in writing or by telephone or the internet will revoke any prior voting instructions. A Beneficial Shareholder who wishes to revoke previously given voting instructions must contact his or her Intermediary or related service company to determine whether arrangements may be made to revoke the previously conveyed voting instructions.

Unless otherwise specified in such forms, proxy forms and voting instruction forms which are undated are deemed to bear the date upon which they were sent to the Shareholder.

Proxies, which are properly executed, returned, and not revoked, will be voted at the Meeting. If instructions are given, the proxies will be voted in accordance with the instructions. **If no voting instructions are given, proxies will be voted (1) "FOR" the election of Directors; and (2) "FOR" the appointment of Auditors.**

Discretionary Authority and Related Matters

The enclosed form of proxy confers discretionary authority upon the persons named in the proxy with respect to voting on amendments to, or variations of, matters identified in the Notice of Meeting and on other matters that may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the Corporation knows of no such amendment, variation, or other matter expected to come before the Meeting. If any other matters should properly come before the Meeting, the persons named in the enclosed form or forms of proxy will vote on them in accordance with their best judgment.

In the case of the election of Directors, proxies marked as "WITHHOLD" will be treated as present for purposes of determining a quorum and will be counted as having been withheld from voting in respect of one or more nominees. Under the CBCA, the election of each nominee for Director and the appointment of the Corporation's auditors each requires a majority of the votes cast by all Shareholders at the Meeting. As a result, proxies marked as "WITHHOLD" will have no effect on the outcome of the vote for Directors or the appointment of the Corporation's auditors.

Ownership of Common Shares

As of March 14, 2003, there were outstanding 102,136,218 Series A Convertible Common Shares and 112,985 Series B Convertible Common Shares (referred to herein collectively as "Common Shares"). Management of the Corporation understands that as of March 14, 2003, Caisse de dépôt et placement du Québec owned or exercised control or direction over approximately 20,175,071 Common Shares, representing approximately 19.7 percent of the votes attaching to the Common Shares of the Corporation. To the knowledge of the Directors and officers of the Corporation, no other person beneficially owns or exercises control or direction over more than 10 percent of the Corporation's Common Shares.

Appointment of Proxies

The persons named in the enclosed form of proxy are Directors of the Corporation. **A Shareholder has a right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying proxy, to attend and act on behalf of the Shareholder at the Meeting.** To exercise this right, a Shareholder may either strike out the names of the persons designated in the proxy and insert such other person's name in the blank space provided or complete another appropriate form of proxy, and deliver the completed proxy as set out in the Notice of Meeting.

BUSINESS OF THE ANNUAL MEETING

Financial Statements

The Corporation's consolidated financial statements for the year ended December 31, 2002, and the report of the auditors thereon, will be placed before the Shareholders at the Annual Meeting. These consolidated financial statements form part of the Corporation's Annual Report which has been forwarded to Shareholders.

Election of Directors

The Corporation elects its full Board each year. The articles of the Corporation provide that the Board of Directors shall consist of a minimum of ten and a maximum of twenty Directors. The Board has determined that a Board consisting of eleven Directors would be appropriate. The Board may increase or decrease the number of Directors between the minimum and maximum number and may fill vacancies resulting from the death, resignation, or retirement of Directors. In addition, the Board is authorized to appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next Annual Meeting of Shareholders, but the total number of additional Directors so appointed cannot exceed one-third of the number of Directors elected at the previous Annual Meeting of Shareholders.

The persons listed in the table below are proposed for election at the Annual Meeting. During the past five years, all the Directors of the Corporation have held their principal business affiliations except as otherwise discussed below. The Board of Directors is not aware of any circumstances that would cause any nominee to be unable to serve as a Director. If any of the nominees are for any reason unavailable to serve as a Director, proxies in favour of management will be voted for another nominee in their discretion unless the Shareholder has specified in the proxy that their shares be withheld from voting on the election of all Directors. The information contained in the table with respect to shareholdings does not include Common Shares issuable upon exercise of options. The information provided refers to securities beneficially owned, includes securities over which control or direction is exercised, and includes direct and indirect holdings as of March 14, 2003. As such information is not within the knowledge of the Corporation, it has been furnished by each of the nominees and each of the nominees has confirmed that the nominee has sole voting power with respect to such shares.

Nominees

JAMES C. ALFANO Ancaster, Ontario Director since 1996 Common Shares Deferred Share Units Total	 30,145 110,395 140,540	James Alfano, age 52, is President and Chief Executive Officer of the Corporation. Mr. Alfano is also a director and Chairman of the Canadian Steel Producers Association, a director of the International Iron and Steel Institute, and a director the American Iron and Steel Institute. Mr. Alfano also serves as a director of Canada Life Assurance Company and Canada Life Financial Corporation.
JOHN E. CALDWELL (1°) (3) Toronto, Ontario Director since 1997 Common Shares Deferred Share Units Total	 5,500 20,208 25,708	John Caldwell, age 53, is a corporate director. Mr Caldwell was President and Chief Executive Officer of GEAC Computer Corporation Limited between October 2000 and December 2001. Between June 1993 and October 1999, he was President and Chief Executive Officer of CAE Inc. Mr. Caldwell serves as a director of Faro Technologies Inc., Cognos Inc., and Mosaic Group Inc. He chairs the audit committee of the board of these last two companies.
WILLIAM P. COOPER (1) (2) Oakville, Ontario Director since 1989 Common Shares Deferred Share Units Total	 22,300 4,137 26,437	William Cooper, age 63, is and has been President and Chief Executive Officer of Cooper Construction Limited, a development and construction company, for more than twenty years. Mr. Cooper has served as a director of other corporations including Clarica Life Insurance Company and CTV Inc. He was previously Vice Chair of the Board of Trustees of the Hospital for Sick Children in Toronto and continues as an Honorary Trustee.
PETER J. DEY (3) Toronto, Ontario Director since 2002 Common Shares Deferred Share Units Total	 1,600 - 1,600	Peter Dey, age 62, a Partner at the law firm Osler, Hoskin & Harcourt, was Chairman of Morgan Stanley Canada Limited between 1998 and 2001 and President between 1994 and 1998. Mr. Dey is a director of CP Ships Ltd. and CAMCO Inc. He is also a Fellow of the Institute of Corporate Directors of Canada.
RICHARD DROUIN (2) (3°) Sillery, Quebec Director since 1996 Common Shares Deferred Share Units Total	 10,000 14,557 24,557	Richard Drouin, age 70, is Chairman of Abitibi-Consolidated Inc., a newsprint manufacturer. He also serves as a director of nStein Technologies Inc. and American Superconductor Corporation. Mr. Drouin is also counsel to the law firm of McCarthy Tétrault and is Chairman of the North American Electric Reliability Council. Mr. Drouin is the Honorary Consul for Great Britain in Quebec and is a former Chairman and Chief Executive Officer of Hydro-Quebec.
GARY J. LUKASSEN (1) (4°) Mississauga, Ontario Director since 2002 Common Shares Deferred Share Units Total	 4,900 - 4,900	Gary Lukassen, age 59, is a corporate director. He was Executive Vice President and Chief Financial Officer of Hudson's Bay Company between 1989 and 2001 and served as a director of Hudson's Bay between 1987 and 2001. Mr. Lukassen is a director of The North West Company, Winnipeg and Factory Mutual Insurance Company, Rhode Island.

DOUGLAS W. MAHAFFY (2) (3) Toronto, Ontario Director since 1993 Common Shares Deferred Share Units Total	 7,200 17,523 24,723	Douglas Mahaffy, age 57, has been President and Chief Executive Officer of McLean Budden Limited, investment managers, since 1989. Prior to that, he had been Managing Director, Investment Banking, Ontario, Merrill Lynch Capital Markets.
THE HON. BARBARA J. McDOUGALL (1) (4) Toronto, Ontario Director since 1999 Common Shares Deferred Share Units Total	 4,200 - 4,200	Barbara McDougall, age 65, is President and Chief Executive Officer of the Canadian Institute of International Affairs (international public policy). Mrs. McDougall has held a number of senior ministerial posts in the federal government of Canada, including Minister of Employment and Immigration and Minister of State for Finance. She is a director of other corporations including The Bank of Nova Scotia and Corel Corporation.
PETER J. NICHOLSON (1) (4) Paris, France Director since 1997 Common Shares Deferred Share Units Total	 8,000 15,549 23,549	Peter Nicholson, age 60, was appointed Special Advisor to the Secretary General of the Organisation for Economic Co-Operation & Development in 2002. Previously, Mr. Nicholson was Chief Strategy Officer of BCE Inc. for four years. He serves as a director of Aliant Inc. and the C. D. Howe Institute. Mr. Nicholson is also Governor of the National Research Council of Canada.
COURTNEY PRATT (2*) (4) Toronto, Ontario Director since 2002 Common Shares Deferred Share Units Total	 2,300 - 2,300	Courtney Pratt, age 55, is President and Chief Executive Officer of Toronto Hydro Corporation. He was appointed to this posting in April 2001. Between January 2000 and April 2001, Mr. Pratt served as President and Chief Executive Officer of Hydro One Network Services Inc. Between September 1998 and March 1999, he served as President of The Caldwell Partners International and prior to that time was Chair and President of Noranda Inc.
FREDERICK H. TELMER ** Burlington, Ontario Director since 1989 Common Shares Deferred Share Units Total	 18,482 37,928 56,410	Frederick Telmer, age 65, has served as a Director of the Corporation since 1989, and became Chairman in January 1991. Mr. Telmer served as the Corporation's Chief Executive Officer but has not been so for more than five years. He also served as a director and Chairman of Boliden Limited until December 2001, and as a director of CT Financial Services until January 2001.

(1) Member of the Audit Committee.
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Member of the Pension Committee.
* Denotes Committee Chair.
** Denotes Chairman of the Board.

Total number of Common Shares and DSUs held by non-employee Directors: 194,384.

Total value of Common Shares and DSUs held by non-employee Directors: $676,456. Value is based on the closing price of the Common Shares as at March 14, 2003.

Deferred share unit holdings are part of Director compensation arrangements, except in the case of Mr. Alfano who receives no additional compensation for service as a Director of the Corporation. The deferred share units set forth above with respect to Mr. Alfano were granted pursuant to the Deferred Share Unit Plan for executives described more fully below under "Executive Compensation."

Meetings Held and Attendance of Directors

During the course of 2002, the following Board and Committee meetings were held:

Board of Directors (8), Audit Committee (5), Human Resources and Compensation Committee (5), Corporate Governance Committee (4), and Pension Committee (3).

Mr. Alfano and Mr. Telmer do not sit as voting members of any committee of the Board of Directors. As an *ex officio* member of each committee, Mr. Telmer is entitled to attend all committee meetings. Mr. Alfano attends various committee meetings when appropriate in his capacity as Chief Executive Officer. The following table provides attendance information for each Director with respect to both Board and Committee meetings which the Director was expected to attend.

Director	Board Meetings Attended	Committee Meetings Attended
J. E. Caldwell	8 of 8	9 of 9
P. Choquette*	6 of 7	4 of 5
W. P. Cooper	6 of 8	5 of 5
P. J. Dey	1 of 2	1 of 1
R. Drouin	7 of 8	9 of 9
G. J. Lukassen	4 of 4	4 of 4
D. W. Mahaffy	8 of 8	9 of 9
B. J. McDougall	7 of 8	5 of 5
P. J. Nicholson	4 of 8	4 of 7
C. Pratt	6 of 7	5 of 5
F. H. Telmer	8 of 8	-
J. C. Alfano	8 of 8	-

* Mr. Choquette, a member of the Corporation's Board of Directors, resigned from the Board effective November 26, 2002.

Directors and Officers Liability Insurance

The Corporation carries directors and officers liability insurance. The Corporation and its Directors and officers are named insured and the policy has a policy limit of $75,000,000 per occurrence to a $75,000,000 annual aggregate. There is no deductible applicable to individual Directors and officers named as defendants in any one action. Corporate reimbursement coverage is subject to a deductible of $500,000 per occurrence. Under this insurance coverage, the Corporation is reimbursed for payments made under corporate indemnity provisions on behalf of its Directors and officers subject to the deductible of $500,000 per occurrence, and individual Directors and officers are reimbursed for losses during the performance of their duties for which they are not indemnified by the Corporation. Protection is provided for the Directors and officers for wrongful acts that include acts, errors or omissions done or committed during the course of their duties as such. Excluded from coverage under the policy are illegal acts, dishonesty, and those acts which result in personal profit. In the last completed financial year, the total annual premium of $237,362 for directors and officers liability insurance was paid by the Corporation.

Remuneration of Directors

Directors who were not employees of the Corporation ("Outside Directors") were entitled to be paid a base retainer of $15,000 and, in addition, received an award of Common Shares valued at approximately $5,000 pursuant to the Corporation's Director Share Compensation Plan. The Plan is designed to recognize the importance of aligning remuneration with Shareholder interests. Pursuant to the Plan, an award of 1,200 Common Shares (or deferred share units for eligible Outside Directors who elected to take the award in deferred share units) for each Outside Director was made in February 2003, the market value of which was approximately $5,000 at the time of issue. Outside Directors who were members of a committee of the Board were paid $3,500 per annum for their services as members of such committees. Outside Directors who acted as the chair of a committee of the Board were paid $5,000 per annum for their services, such payment being in addition to any amount to which they are entitled as a member of such committee. Outside Directors were paid a fee of $1,000 for attendance at each meeting of the Board and any committee of the Board of which they are a member. The non-executive Chairman of the Board, F. H. Telmer, was paid an all-inclusive fee of $200,000 per annum. Directors also receive reimbursement for reasonable expenses incurred in connection with attending Board and committee meetings.

Pursuant to the Corporation's Deferred Share Unit Plan (see the description of the Deferred Share Unit Plan under "Executive Compensation"), each Director may annually elect to receive all or a portion of the annual retainer and amount paid for meeting fees and related purposes in the form of deferred share units. In addition, Directors may elect to receive awards under the Director Share Compensation Plan in the form of deferred share units provided that the Director making the election has accumulated the requisite number of Common Shares pursuant to the Corporation's guidelines for share ownership. In accordance with the Corporation's policies, Directors are expected to hold at least 3,000 Common Shares, which shares are to be accumulated within three years of their appointment.

The actual number of deferred share units received by a Director is calculated at the end of each quarter by multiplying the dollar amount to which the Director is entitled for such quarter by the elected percentage of such amount to be received in deferred share units and dividing the amount obtained by the average closing share price of the Common Shares on the Toronto Stock Exchange over a ten-day period prior to the end of the quarter.

Appointment of Auditors

The Directors and management propose that the firm of KPMG LLP be appointed as auditors for the 2003 fiscal year.

Fees paid to KPMG LLP for completion of the 2002 audit of the consolidated financial statements amounted to $573,000. In addition, during 2002, the Corporation paid KPMG LLP $503,000 for audit-related services including fees related to audits of the Corporation's pension plans, for quarterly review services, and for the incremental costs of performing statutory audits of certain subsidiary companies. The Corporation also paid KPMG LLP non-audit fees of $29,000 during 2002 for various tax advisory services.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors. It has concluded that the magnitude and nature of these services is compatible with maintaining such independence.

EXECUTIVE COMPENSATION MATTERS

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee currently consists of four Directors: C. Pratt (Chair), W. P. Cooper, R. Drouin, and D. W. Mahaffy. The following three Directors were members of the Committee at December 31, 2002: C. Pratt (Chair), R. Drouin and D. W. Mahaffy. The Committee oversees all aspects of succession planning, career development and compensation for salaried employees of the Corporation. The Committee, as part of its responsibilities, considers and approves a total compensation package for its executive officers, including an annual cash salary, as well as short- and long-term incentives.

The underlying philosophy of the Corporation's executive compensation policy is to attract and retain talented senior management, reward management performance, and reinforce business strategies and corporate priorities. This philosophy recognizes the fundamental value added by a motivated and committed management team. The recruitment and retention of senior management who are performance-oriented is fundamental to achieving the Corporation's mission.

For the purposes of assisting the Committee, the Corporation utilizes the services of external compensation consultants from time to time. These consultants advise on the Corporation's compensation policies and provide comparator compensation data as required by the Committee.

The Corporation has developed an ongoing compensation approach comprising three primary components: salary, annual incentives, and long-term incentives. In addition, there is a program of benefits and perquisites. The Corporation's policy is for overall compensation of its executive officers to reflect average compensation levels of a comparator group. Companies included in the comparator group are selected with the advice of the Corporation's external compensation consultants based on key attributes which reflect needs similar to those of the Corporation at the executive level. Ordinarily, salary is reviewed annually with adjustments being made to reflect the comparator group.

The compensation package for each executive includes participation in both an annual bonus program pursuant to the Corporation's Variable Cash Incentive Program and long-term incentives pursuant to the Corporation's Key Employee Stock Option Plan ("the Option Plan") and Deferred Share Unit Plan ("DSU Plan"). Both these plans are discussed in more detail later in this Circular. The Variable Cash Incentive Program and the Option Plan are closely aligned with the Corporation's performance and with the interests of the Corporation's Shareholders. The Variable Cash Incentive Program is designed to recognize the contributions of executive officers to the business results of the Corporation on a year-by-year basis. Executive officers are eligible for an annual bonus of up to 70 percent of base salary under the Variable Cash Incentive Program. The bonus is paid in cash or, at the election of eligible executive officers, deferred share units.

As a long-term incentive, the executive officers are eligible for grants of stock options under the Option Plan. Among other things, the Option Plan is designed to focus efforts of the management team on improving Shareholder value and the Corporation's long-term financial strength. The Option Plan provides an incentive to the executive officers to continue employment with the Corporation by providing the executive officers with the opportunities to acquire an increased financial investment in the Corporation as the stock options vest. Options granted to the executive officers are granted by the Board of Directors based on recommendations made by the Human Resources and Compensation Committee. The number of options granted to an executive officer in any year is related to responsibility levels and reflects individual performance. Long-term incentive awards are also made pursuant to the DSU Plan through direct unit awards to executive officers from time to time at the discretion of the Human Resources and Compensation Committee.

The components of total compensation received by the Chief Executive Officer are similar to those received by other executive officers. In connection with setting the compensation level for the Chief Executive Officer, the Committee undertakes an annual review of the performance of the Chief Executive Officer taking into account information from the Board of Directors. Special emphasis is placed by the Human Resources and Compensation Committee on the performance of the Chief Executive Officer with respect to leadership and strategic issues including strategic planning. The manner in which such compensation is reviewed and evaluated by the Committee, including referencing the same comparator group, is common for all executive officers, including the Chief Executive Officer. The Chief Executive Officer is eligible for an annual bonus of up to 100 percent of base salary, based on the Variable Cash Incentive Program and the successful achievement of objectives and responsibilities agreed to by the Board.

The Corporation has share ownership guidelines for executive officers requiring them to purchase Common Shares at specified levels within prescribed time limits. As of March 14, 2003, the executive officers had reached their required levels of ownership. For the purposes of determining whether an executive has met stock ownership guidelines, a deferred share unit is treated as a share. An unexercised option is not included in the calculation.

Report submitted by: C. Pratt (Chair), W. P. Cooper, R. Drouin, and D. W. Mahaffy.

Compensation Plans

Variable Cash Incentive Program

The Corporation's Variable Cash Incentive Program enables executive officers and other eligible employees to earn annual bonuses when targeted performance levels are achieved or exceeded under the program. Bonuses depend upon the achievement of predetermined financial and related objectives for the Corporation and its businesses. Achievement of these objectives when combined with satisfactory individual performance is considered by the Human Resources and Compensation Committee in approving annual bonuses. When targeted performance levels approved by the Human Resources and Compensation Committee are achieved or exceeded, the executive officers are eligible for an annual bonus of up to 70 percent of base salary, depending on the individual's performance and position held. Bonus levels vary for other eligible salaried employees.

Deferred Share Unit Plan

The Corporation has established a DSU Plan for Directors and designated executive officers. The DSU Plan is designed to align the interests of such persons with the interests of Shareholders.

Under the DSU Plan, designated executive officers have the right to receive 0%, 25%, 50%, 75%, or 100% of compensation earned by them pursuant to the Variable Cash Incentive Program in the form of deferred share units ("DSUs"). The designated executive officers therefore have the right to receive awards under the Variable Cash Incentive Program in the form of DSUs, cash, or a combination of both. The actual number of DSUs granted to a designated executive officer is calculated in February in the year immediately following the year to which a Variable Cash Incentive Program award relates by dividing the dollar amount elected to be taken in the form of DSUs by the average closing price of the Common Shares on the Toronto Stock Exchange over a ten-day period prior to the award date. The DSU Plan also permits the Board of Directors to award DSUs as long-term compensation for executive officers.

A deferred share unit account, maintained by the Corporation, is credited with notional grants of DSUs received by each DSU Plan member. DSUs do not entitle a DSU Plan member to any voting or other Shareholder rights.

The value of the DSUs (equivalent to the current market price of the underlying Common Shares) may be realized through redemption of the DSUs only when a DSU Plan member's employment with the Corporation ceases, or in the case of a Director, following the end of the term of service of the Director, or upon death whereupon a lump sum cash amount is paid through the redemption process based on the then current value of the DSUs. In the case of retirement, the redemption period extends from the date of retirement to the end of the calendar year following the year in which retirement occurs. In the case of termination of employment, the redemption period extends for ninety days following termination, and in the case of death, for one year following the date of death. For a Director, the redemption period extends from the date of retirement from the Board to the end of the calendar year following the year in which retirement occurs.

Key Employee Stock Option Plan

Under the Corporation's Option Plan established in 1991, the Corporation may designate full-time employees of the Corporation or its subsidiaries as eligible employees for purposes of the Option Plan, and may grant to such eligible employees options to purchase Common Shares of the Corporation. The purpose of the Option Plan is to provide a long-term incentive to certain of the Corporation's key employees. The number of shares reserved for issuance to any one person under the Option Plan together with shares which that person may acquire under any similar plan of the Corporation may not exceed 5 percent of the total issued and outstanding Common Shares. Options generally may be exercised after the first anniversary of the date of grant until the tenth anniversary of the date of grant, subject to certain vesting limitations. Vesting with respect to options granted occurs over a one- to three-year period on a pro rata basis. The exercise price per share of an option is the fair market value of the share at the date of grant of the option as determined by the Corporation. No options with a discount to fair market value have been granted under the Option Plan.

Compensation of Named Executives – Statutory Disclosure

The following tables, presented in accordance with applicable securities regulations, set forth for the periods indicated the compensation paid to the Chief Executive Officer and the individuals who were, as of December 31, 2002, the other four most highly compensated executive officers of the Corporation (which individuals are hereinafter collectively referred to as the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
					Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Other Annual Compensation ($) (2)	No. of Securities Under Options Granted (3)	Restricted Share Units (4)	All Other Compensation
James C. Alfano	2002	744,400	417,000	-	400,000	-	-
President and Chief	2001	744,400	-	-	450,000	110,395	-
Executive Officer	2000	705,000	-	-	135,000	-	-
Mark C. Steinman	2002	327,000	114,000	-	90,000	-	-
Executive Vice	2001	327,000	-	-	100,000	28,379	-
President and Chief	2000	312,000	-	-	-	-	-
Financial Officer							
Marcel Francoeur	2002	315,000	110,000	-	65,000	-	-
Senior Vice President -	2001	315,000	-	-	75,000	-	-
Operations	2000	250,000	45,000 (5)	-	20,000	-	-
William G. Missen	2002	220,000	77,000	-	45,000	-	-
Senior Vice President -	2001	220,000	-	-	50,000	-	-
Commercial	2000	214,845	30,000	-	20,000	-	-
Brian W. Warry	2002	200,000	52,000	-	40,000	-	-
Vice President -	2001	200,000	-	-	45,000	-	-
Purchasing, Raw	2000	190,000	20,000	-	18,000	-	-
Materials and Pipe							
Operations							

(1) Bonus amounts are reported in the fiscal year in which they were earned and not in the year in which they were actually paid. They are paid in cash and/or deferred share units in the year following the fiscal year in which they are earned. See "Variable Cash Incentive Program" and "Deferred Share Unit Plan." With respect to 2002 bonuses, Mr. Francoeur, Mr. Missen and Mr. Warry each elected to take all or a portion of their annual bonus in deferred share units based on a share price of $4.12 reflecting the average closing price of the Corporation's Common Shares immediately prior to the award date. Aggregate holdings of deferred share units previously granted under the plan as of December 31, 2002 including their value as of such date were as follows: Mr. Alfano - 110,395 with a value of $416,189 and Mr. Steinman - 28,379 with a value of $106,989.

(2) The value of perquisites for each Named Executive is less than the lesser of $50,000 and 10 percent of the total annual salary and bonus.

(3) See "Key Employee Stock Option Plan."

(4) Awarded as deferred share units. See "Deferred Share Unit Plan." Deferred share units are considered to be Restricted Share Units for the purposes of this table.

(5) Bonus amount pertains to Variable Cash Incentive Program for position held prior to Stelco Hamilton appointment.

The following two tables illustrate activity under the Option Plan by the Named Executives during the year ended December 31, 2002. Options are granted under the Option Plan by the Board based on recommendations made by the Human Resources and Compensation Committee.

Option Grants During Financial Year Ended December 31, 2002

Name	No. of Securities Under Options Granted	% of Total Options Granted to Employees in Fiscal 2002	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
J. C. Alfano	400,000	38.46	4.50	4.50	Feb. 6, 2012
M. C. Steinman	90,000	8.65	4.50	4.50	Feb. 6, 2012
M. Francoeur	65,000	6.25	4.50	4.50	Feb. 6, 2012
W. G. Missen	45,000	4.33	4.50	4.50	Feb. 6, 2012
B. W. Warry	40,000	3.85	4.50	4.50	Feb. 6, 2012

Aggregate Options Exercised During Year Ended December 31, 2002 and Year-End Values

Name	No. of Securities Acquired on Exercise	Aggregate $ Value Realized	No. of Unexercised Options at December 31, 2002 Exercisable/Unexercisable	$ Value of Unexercised in-the-money Options at December 31, 2002 Exercisable/Unexercisable(1)
J. C. Alfano	-	-	1,000,000 / 745,000	6,000 / 12,000
M. C. Steinman	-	-	133,334 / 156,666	1,333 / 2,666
M. Francoeur	-	-	86,334 / 121,666	1,000 / 2,000
W. G. Missen	-	-	54,001 / 84,999	666 / 1,333
B. W. Warry	-	-	107,000 / 76,000	600 / 1,200

(1) The value of the unexercised options is based on the closing price of the Corporation's Series A Common Shares on the Toronto Stock Exchange on December 31, 2002, of $3.77.

Retirement Benefit Plans

The Named Executives are members of a retirement plan for salaried employees. The annual basic lifetime benefit payable under the applicable pension plan, together with amounts payable under the Retirement Benefits Contracts hereinafter described, is shown on the following table based upon retirement at age 65. Retirement benefits are calculated using the average of the highest five years' remuneration.

Pension Table (pension and related benefits)

Remuneration	Years of Service					
($)	15	20	25	30	35	40
200,000	50,515	67,353	84,191	101,125	117,964	134,706
250,000	64,390	85,853	107,316	128,875	150,339	171,706
300,000	78,265	104,353	130,441	156,625	182,714	208,706
400,000	106,014	141,353	176,691	212,125	247,464	282,706
500,000	133,764	178,353	222,941	267,625	312,213	356,706
600,000	161,514	215,353	269,191	323,125	376,963	430,706
700,000	189,264	252,353	315,441	378,625	441,713	504,706
800,000	217,014	289,353	361,691	434,125	506,463	578,706
900,000	244,764	326,352	407,941	489,625	571,213	652,705
1,000,000	272,514	363,352	454,191	545,125	635,963	726,705
1,100,000	300,264	400,852	500,441	600,625	700,713	800,705
1,200,000	328,014	437,352	546,690	656,125	765,463	874,705

The benefit formula is the sum of 1.00 percent of earnings up to the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service plus 1.85 percent of earnings in excess of the Canada Pension Plan Yearly Maximum Pensionable Earnings multiplied by the Available Service. If a member of a retirement plan for salaried employees retires prior to age 65, there is a pension bridge which replaces benefits under the Canada Pension Plan up to age 65. Pension and related benefits are calculated based on salary and bonus as referred to in the Summary Compensation Table beginning with bonuses earned in 1997 and paid in 1998. Retirement benefits in excess of the amount which can be paid pursuant to the Corporation's pension plan are paid as described below under "Retirement Benefits Contracts."

The credited service for the Named Executives as of December 31, 2002 is: James C. Alfano, 28.5 years; Marcel Francoeur, 24.3 years; William G. Missen, 30.8 years; Mark C. Steinman, 3.6 years, and Brian W. Warry, 32.7 years.

Retirement Benefits Contracts

The Corporation has entered into Retirement Benefits Contracts with the Named Executives. Under the terms of the contracts, the Named Executives undertake that they will not, for various periods after their retirement, engage in competitive activities without the consent in writing of the Corporation. Pursuant to the Retirement Benefits Contracts, the Corporation will pay to the Named Executives following retirement the difference between the maximum pension benefit payable under the Corporation's retirement plan for salaried employees and the basic lifetime benefit amount as set out in the table above. Such obligations are secured through a funded trust.

Other Employment-Related Agreements

The Corporation has entered into agreements with certain Named Executives dealing specifically with termination in the event of a change in control of the Corporation. Under the terms of these agreements, the executive officer is entitled to compensation in the event of termination or constructive termination of employment following a change in legal or effective control of the Corporation unless termination occurs as a result of death, permanent disability, retirement, or termination for cause. The principal component of the compensation payable to such executive will be a lump sum amount which will be a multiple, depending upon the position held by the individual executive, of either 2.5 or 3 times the executive's annual compensation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in the Corporation's Common Shares on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Industrial Products-Steel Index for the five most recently completed financial years.

CUMULATIVE VALUE OF A $100 INVESTMENT


PERCENTAGE
250
200
150
100
50
0

	1997	1998	1999	2000	2001	2002
STELCO	100	86	117	40	36	40
S&P/TSX Composite	100	98	130	139	122	107
S&P/TSX Industrial	100	80	107	60	71	69

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Corporation endorses practices of sound corporate governance. In accordance with the guidelines of the Toronto Stock Exchange ("TSX"), the Corporation annually discloses how its corporate governance practices work in the context of the fourteen corporate governance guidelines ("TSX Guidelines") published by the TSX which are summarized below.

In accordance with the TSX Guidelines, corporate governance means the process and structure used to direct and manage the business and affairs of the Corporation with the objective of enhancing shareholder value which includes ensuring the financial viability of the business. The Corporation's approach to each TSX Guideline is discussed below.

TSX Guidelines

TSX Guideline No. 1

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

The role of the Corporation's Board of Directors is one of stewardship and oversight of the Corporation and its businesses. The Board is responsible for overseeing the Corporation's management and business affairs and approving major policy decisions taken by the Corporation.

The Board relies on the Corporation's officers to manage the Corporation through the delegation of general management responsibilities relating to day-to-day matters. The Board then monitors achievements of the Corporation's goals and objectives. In fulfilling its mandate, the Board is responsible, among other things, for:

(a) Overseeing a management-driven strategic planning process. Annually, the Board reviews strategic issues in detail with the management team including the Corporation's competitive position and strategies for success. The Board also approves the Corporation's strategic plans and oversees the implementation of all key strategies.

(b) Assessing the principal risks of the Corporation's business and ensuring appropriate systems are in place to manage such risks. The Board annually reviews with management the principal risks which affect the Corporation and related mitigation strategies. In certain cases, committees of the Board are responsible for overseeing specific business risks on behalf of the Board.

(c) Succession planning for the Corporation including appointing, monitoring, evaluating and selecting senior management. The Human Resources and Compensation Committee of the Board oversees succession planning and approves key succession decisions. The Committee receives reports on the development of management resources and reports to the Board on such matters. Any succession issues involving the Chief Executive Officer are approved by the full Board.

(d) Overseeing the communications policy for the Corporation which includes oversight of the Corporation's policies and practices with respect to disclosure. The Board oversees communication with Shareholders and other stakeholders including approving the annual financial statements, the annual report, the annual information form and the Corporation's management proxy circular. The audit committee approves quarterly financial statements and related disclosure. Board objectives include ensuring that management has in place an overall program which effectively communicates a clear and consistent explanation of the Corporation's business strategies and objective in its communication with Shareholders. Although the Board oversees communications, Directors do not ordinarily speak on behalf of the Corporation. The Chief Executive Officer is the chief spokesperson for the Corporation. In connection with its approach to communications, the Corporation has adopted a disclosure policy and related control systems to deal with disclosure issues such as selective disclosure.

(e) Monitoring the effectiveness of the Corporation's internal control and management information systems to safeguard assets and support compliance. The Board, through the Audit Committee, reviews and oversees internal controls, including management information systems and external and internal auditor review plans.

Aside from these specific responsibilities, the Board retains plenary powers for functions not delegated to management. The Board, through its Corporate Governance Committee, annually reviews those matters which are considered to require specific Board or Committee approval. In general terms, the Board reviews and approves all significant matters in the nature of acquisitions, divestitures, capital expenditures as well as the Corporation's short-term and long-term business plans.

There were eight meetings of the Board during the year ended December 31, 2002.

TSX Guideline No. 2

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

Ten of the eleven Directors of the Corporation are unrelated Directors. There are no interlocking directorships. In assessing the issue of relatedness in the context of the TSX Guidelines, the Board applies certain tests which include whether or not the Director has been at any time within the last five years employed by the Corporation or any of its affiliates and whether or not the Corporation or any of its affiliates makes payments to the Directors outside of their ordinary Directors' fees or to any person associated with a Director (such as an employer), that might reasonably be considered to be material in the sense of creating a risk that a Director may not be independent of management. The tests are objective. For example, if the Corporation makes payments to an employer of a Director or a supplier to the Corporation or to any other person with whom the Director has a significant affiliation which exceed 2 percent of the revenues of the recipient, the Corporation would treat the business relationship as a material relationship.

TSX Guideline No. 3

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors.

Ten Directors, Mrs. McDougall and Messrs. Caldwell, Cooper, Dey, Drouin, Lukassen, Mahaffy, Nicholson, Pratt, and Telmer are considered by the Board of Directors to be unrelated Directors while Mr. Alfano is a related Director because he is the Chief Executive Officer of the Corporation.

TSX Guideline No. 4

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, (i.e., non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Corporate Governance Committee of the Board of Directors is composed exclusively of Outside Directors all of whom are unrelated. It has the responsibility for proposing new nominees to the Board and for assessing Directors on an ongoing basis.

TSX Guideline No. 5

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board of Directors, under the leadership of the Corporate Governance Committee, annually reviews board effectiveness from the perspective of the Corporation and its Shareholders. The evaluation process includes the collection of information from Directors and management which is followed by a thorough discussion of Board effectiveness by the Outside Directors at a special meeting. The Chairman of the Board and Chair of the Committee then meet with the Chief Executive Officer to review the conclusions arising from the review. In addition, individual Director performance is reviewed annually by the Chairman of the Board with each Director prior to the Committee recommending to the Board a slate of Directors for election at the next annual meeting of Shareholders. With respect to Committee effectiveness, the Committee recommends the appointment of committee chairs and committee members to the Board and, through this process, is able to exercise oversight with respect to committee effectiveness. As part of the process of overseeing issues of effectiveness, the contribution of a Director is reviewed in the event of a change of principal occupation whereupon the Board may reconfirm their continuing role as a Director. The Board is required to meet regularly without management being present.

TSX Guideline No. 6

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board of directors.

The Corporation has a Directors' Manual which is a comprehensive reference source for Directors. The Manual is periodically updated and is reviewed with each new Director. The Corporation's orientation program includes educating Directors with respect to the steel industry through meetings with members of the senior management team and through facilities tours. Directors are also provided with written information with respect to their duties and responsibilities and each new Director meets with the Chief Executive Officer, the Chairman of the Board, and the Secretary to be familiarized with significant issues.

TSX Guideline No. 7

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The current Board, consisting of eleven members, is effective. It comprises a diversity of experiences and professional skills. The Board has determined that a board of between ten and thirteen individuals is appropriate. The current board size is particularly effective from the point of view of enabling the Board to meet and make decisions efficiently and effectively.

TSX Guideline No. 8

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Corporate Governance Committee annually reviews compensation paid to Directors for service on the Board, on committees and, where appropriate, as committee chairs. In doing so, the Committee considers comparables as well as what it believes is appropriate in the circumstances to attract Directors to the Corporation's Board. The Board ultimately decides on compensation levels for Directors on advice from the Committee.

TSX Guideline No. 9

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board has appointed four committees which are: an Audit Committee; a Human Resources and Compensation Committee; a Corporate Governance Committee; and a Pension Committee. All committees meet on a regular basis and each committee consists only of unrelated Directors. The Board relies on its committees to assist it in discharging its responsibilities. Each committee has a written mandate reviewed by the Corporate Governance Committee and approved by the Board.

Committee chairs and committee members are appointed by the Board. The Chairman of the Board is an *ex officio* member of each committee and, as such, does not vote. The Chief Executive Officer is not a member of any committee. Each of the committees consists of not fewer than three and not more than five Directors and a majority of committee members in each case constitutes a quorum.

During the year ended December 31, 2002, the Audit Committee met 5 times; the Human Resources and Compensation Committee met 5 times; the Corporate Governance Committee met 4 times; and the Pension Committee met 3 times.

TSX Guideline No. 10

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Corporate Governance Committee is responsible for advising the Board of Directors on corporate governance matters and for monitoring the corporate governance systems of the Corporation. The mandate of the Committee includes reviewing and reporting to the Board from time to time on the size, composition, and profile of the Board and reviewing, at least annually, the relationship between management and the Board. The Committee oversees the orientation and education program for new members of the Board. The Committee also reviews and recommends appropriate disclosure to the Board with respect to corporate governance matters including the corporate governance report in this Circular.

TSX Guideline No. 11

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Human Resources and Compensation Committee reviews with the Chief Executive Officer on an annual basis key objectives for the Chief Executive Officer. Each of the Board of Directors, the Chairman of the Board, and the Chief Executive Officer has a written charter or position description. The responsibilities of the Chief Executive Officer include fostering a corporate culture that promotes ethical practices, integrity, and a positive work climate enabling the Corporation to attract and retain a diverse group of quality employees. The Chief Executive Officer also develops and recommends to the Board annual business plans and budgets that support the Corporation's long-term strategy. Those strategies are developed by the Chief Executive Officer and the senior management team for discussion and approval by the Board.

TSX Guideline No. 12

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director."

The Chairman of the Board of Directors is a non-executive chairman who is unrelated. In accordance with the written position description for the Chairman, the Chairman is generally responsible for ensuring that the Board discharges its responsibilities. The responsibilities of the Chairman include determining the agenda for each meeting of the Board in consultation with the Chief Executive Officer and Corporate Secretary and ensuring that the Board is provided with appropriate information in support of its functions and duties. The responsibilities of the Chairman also include overseeing the preparation for and management of meetings of Shareholders of the Corporation. The Corporate Governance Committee also has a role to play in overseeing the relationship between the Board and management in the interest of the Corporation and its Shareholders to ensure the Board is able to function independently.

TSX Guideline No. 13

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.

The mandate of the Audit Committee includes reviewing all quarterly and annual audited financial statements and reports to Shareholders including related press releases and making recommendations to the Board of Directors for approval with respect to the annual audited financial statements. The Committee reviews the appropriateness of the Corporation's significant accounting policies and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting policies and practices. The Committee also reviews all significant estimates and accounting judgments. The Committee reviews and evaluates internal control procedures and makes recommendations to the Board regarding the appointment of independent auditors. The Committee reviews the nature and scope of the annual audit as proposed by the Corporation's auditors and meets with the Corporation's external auditors and internal auditors at least quarterly. The Committee reviews findings from the annual audit with the Corporation's auditors and oversees business risks faced by the Corporation assigned to the Committee by the Board.

TSX Guideline No. 14

The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

In accordance with its corporate governance policies, each Director can retain independent advisors, at the Corporation's expense, with respect to matters affecting the Corporation, with the approval of the Corporate Governance Committee.

Copies of the Corporation's most recent Annual Information Form, the comparative financial statements for the financial year ended December 31, 2002 together with the Auditors' Report thereon, and this Circular are available without charge upon request to the Secretary of the Corporation.

The contents and the sending of this Circular have been approved by the Directors of the Corporation.



Hamilton, Ontario
as of March 14, 2003

G. Blair Cowper-Smith
Corporate Secretary and Special Counsel

Investor Inquiries

Questions and comments regarding Stelco Inc. or any information appearing in the Annual Report, Quarterly Reports, or any other corporate publication may be directed to:

Stelco Inc.
Office of the Secretary,
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Telephone: (905) 528-2511
Ext. 4985
Fax: (905) 577-4575

Pour obtenir un exemplaire de la version française de ce rapport, veuillez écrire à :

Stelco Inc.
Bureau du Secrétaire
C.P. 2030
Hamilton, Ontario L8N 3T1

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's website: www.stelco.com.



The papers used in this report are acid- and elemental chlorine-free and contain a minimum of 10% recycled fibre. The printing process utilizes vegetable-based inks.

stelco

Stelco Inc. P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1

